[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

                             -FOR IMMEDIATE RELEASE-
              ELRON ELECTRONIC INDUSTRIES ANNOUNCES RECORD RESULTS
                      OF $ 84.1 MILLION NET INCOME IN 2004

Tel Aviv, Israel, March 2, 2005 - Elron Electronic Industries Ltd. (Nasdaq:
ELRN) today reported net income of $84.1 million, or $2.87 per share, in 2004 compared to a net loss of $7.2 million, or $(0.25) per share, in 2003. The net income reported in the fourth quarter of 2004 amounted to $4.1 million, or $0.14 per share, compared to $3.1 million, or $0.11 per share, in the fourth quarter of 2003.

Net income in 2004 was mainly due to a gain, net of tax, of approximately $91.5 million resulting from the sale of Elron's holding in Elbit Systems for approximately $196.6 million, as well as from the following transactions which Elron and its subsidiaries completed during 2004:

(i) A gain, net of tax and minority interest, of approximately $6.7 million from the sale of Given Imaging shares by Elron's subsidiary, RDC -Rafael Development Corporation, and the decrease in Elron's direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering;

(ii) A gain of approximately $5.3 million, resulting from the sale of Elron's shares in KIT eLearning, a provider of online academic programs, to a subsidiary of Laureate Education, Inc. (Nasdaq:LAUR); and

(iii) A gain, net of tax, of approximately $3.6 million resulting from the sale of Elron's remaining shares in Zix Corporation (Nasdaq: ZIXI) for an aggregate consideration of $8.1 million.

The gain was offset in part by Elron's share in the net losses of its group companies in the amount of approximately $23.3 million which included, among others, impairment charges in the aggregate amount of $7.6 million relating to Elron Telesoft and Mediagate and a write-off of in process research and development ("IPR&D") in the amount of approximately $1.7 million related to the acquisition of additional shares in Given Imaging.





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[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

Investments in 2004:

During 2004, Elron invested approximately $74.8 million in new companies and in its group companies, of which approximately $44 million relates to the purchase of Given Imaging shares.

During the fourth quarter of 2004, Elron completed investments in two new companies:

o Jordan Valley, an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry where Elron invested approximately $6.7 million for 25% of Jordan Valley's shares.

o Impliant, a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery where Elron invested $7.3 million for 20% of its shares.

Liquidity and Shareholders Equity

As of December 31, 2004, Elron's cash, debentures and deposits amounted to approximately $175.7 million compared with $114.4 million at December 31, 2003. The increase resulted primarily from the sale of Elron's holding in Elbit Systems for approximately $196.6 million. The increase was offset in part by approximately $67.8 million repayment of loans of Elron's majority-owned subsidiaries and $74.8 million investments.

Shareholders' equity at December 31, 2004, was approximately $389.1 million, which represented approximately 78% of Elron's total assets at December 31, 2004, compared to approximately $296.1 million representing approximately 66% of Elron's total assets at December 31, 2003.

On February 8, 2005, Elron announced that Elron and other Israeli shareholders of Partner Communication Company Ltd. (Nasdaq and TASE:PTNR; LSE; PCCD) ("Partner") have irrevocably offered to sell to Partner an aggregate of 31.7 million Partner shares (of which approximately 15.8 million shares have been offered by Elron), representing Elron's entire holdings in Partner (equal to 8.6% of Partner's outstanding ordinary shares). On February 23, 2005, Partner announced that its Board of Directors has approved the acceptance of the offer. The closing of the transaction is conditional upon various conditions precedent, including

[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

Partner obtaining all corporate and regulatory consents and approvals required by law or Partner's general license.

Upon completion of the transaction, Elron will receive proceeds ranging between approximately $90 million and $116 million and will record an estimated gain, after tax, ranging between approximately $33 million and $44 million. There is no assurance that the transaction will be consummated.

PFIC STATUS

With the announcement of the sale of Elron's shares in Elbit Systems, Elron announced that, as a result of the transaction, Elron may be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes for 2004. This would result in adverse tax consequences for Elron's U.S. shareholders but not for Elron.

In addition, the sale of Elron's shares in Partner in 2005, if completed, would generate significant passive income. As a result, Elron believes that it is likely that Elron will be treated as a PFIC in 2005 as well as in 2004. U.S. shareholders are encouraged to consult with their tax advisors.

"With our record results, 2004 was one of the best years in our history" said Mr. Doron Birger Elron's President & CEO.

"In 2004, we completed the sales of our holdings in Elbit Systems and KIT and invested in two new companies. We completed two private placement rounds in ChipX and AMT and have seen improvement in the operating results of most of our group companies. We also invested a record amount of $74.8 million in our group companies and in new companies. Elron enters 2005 with a promising group of companies and a very strong balance sheet with substantial cash resources which will enable us to continue and build our group companies and invest in new opportunities".

[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

Investors may access Elron's fourth quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:

Tomorrow, Thursday, March 3, 2005 10:00 a.m. (EST); 5:00 p.m. (Israel) In the US: 1-866 860 9642
In the UK: 0-800 917 5108
In Israel: 03-918 0610
International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until Sunday, March 6. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and 0-800-917-4256 (UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT-software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.





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[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars

                                                                Year ended
                                                               December 31,
                                                           -------------------
                                                             2004       2003
                                                           --------   --------
                                                                 Audited
                                                           -------------------
ASSETS
Total current assets                                       $198,662   $130,067
                                                           --------   --------
INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies                         117,124    156,819
Investments in other companies and long-term receivables    155,929    128,799
Long-term debentures                                             --        700
Deferred taxes                                                5,493      1,871
Severance pay deposits                                        2,637      2,144
                                                           --------   --------
Total investments and long-term receivables                 281,183    290,333
                                                           --------   --------
PROPERTY AND EQUIPMENT, NET                                   8,064      8,317
                                                           --------   --------
INTANGIBLE ASSETS                                            13,247     21,987
                                                           --------   --------
Total assets                                               $501,156   $450,704
                                                           ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Total current liabilities                                  $ 39,845   $ 73,035
                                                           --------   --------
LONG-TERM LIABILITIES
Long-term loans from banks and others                         4,072     17,221
Accrued severance pay and retirement obligations              3,809      2,850
Deferred taxes                                               41,233     40,684
Other                                                            22        103
                                                           --------   --------
Total long-term liabilities                                  49,136     60,858
                                                           --------   --------
MINORITY INTEREST                                            23,095     20,681
                                                           --------   --------
Total Shareholders' equity                                  389,080    296,130
                                                           --------   --------
Total liabilities and shareholders' equity                 $501,156   $450,704
                                                           ========   ========

[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data

                                                            Year ended
                                                           December 31,
                                                       -------------------
                                                         2004       2003
                                                       --------   --------
                                                             Audited
                                                       -------------------
INCOME
   Net revenues                                        $ 16,330   $ 16,547
   Equity in losses of affiliated companies             (10,492)    (8,698)
   Gain from disposal of businesses and affiliated
      companies and changes in holdings in
      affiliated companies, net                         132,396     25,754
   Other income, net                                      4,784     14,665
                                                       --------   --------
                                                        143,018     48,268
                                                       --------   --------
COSTS AND EXPENSES                                       39,164     37,497
                                                       --------   --------
Income before taxes on income                           103,854     10,771
Taxes on income                                         (15,132)    (6,834)
                                                       --------   --------
Income after taxes on income                             88,722      3,937
Minority interest in losses (income) of subsidiaries     (4,135)   (10,907)
                                                       --------   --------
Income (loss) from continuing operations                 84,587     (6,970)
Loss from discontinued operations                          (454)      (235)
                                                       --------   --------
Net income (loss)                                      $ 84,133   $ (7,205)
                                                       ========   ========
Basic Income (loss) per share                          $   2.87   $  (0.25)
                                                       ========   ========
                                                       $   2.86   $  (0.25)
                                                       ========   ========
Diluted income (loss) per share
Weighted average number of ordinary shares used in
   computing basic net income (loss) per share
   (thousands)                                           29,266     29,194
                                                       ========   ========
Weighted average number of ordinary shares used in
   computing diluted net income (loss) per share
   (thousands)                                           29,385     29,194
                                                       ========   ========

MANAGEMENT REPORT FOR 2004

The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2004 and the notes thereto, which are included in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the U.S. Securities and Exchange Commission from time to time.

OVERVIEW

We are a multi-national high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, telecom, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off.

In addition, some of our group companies grew out of our subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"), a joint venture with Rafael Armament Development Ltd. ("Rafael"), the largest research and development organization of Israel's Ministry of Defense. RDC was established pursuant to a joint venture agreement entered into in July 1993 for the purposes of exploiting Rafael's technology in non-military markets. RDC has first rights to commercially exploit technologies of Rafael in non-military markets, which rights are dependent primarily upon RDC's identification of new and existing military technology developed by Rafael.

Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of our group companies (which are accounted by us under the consolidation or equity method of accounting) and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. However, as a result of new accounting pronouncements described below under "CRITICAL ACCOUNTING POLICIES", some of our group companies and new companies in which we may invest may be accounted for at cost, thereby not affecting our results of operation. We anticipate this change may have a significant effect on our results of operations.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. The downturn in the world economy and, in particular, in the technology sector, during 2001 and through the middle of 2003, affected our group companies' ability to raise additional financing from other sources, the results of operations of our group companies and our ability to successfully "exit" some of our group companies and record gains at the same level that we experienced in the years prior to the downturn. Since the second half of 2003, there has been a recovery in the technology sector and capital markets. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded gains from realizing certain of our holdings, mainly in 2004, as a result of the sale of our holdings in Elbit Systems Ltd., and we anticipate that we may record a significant gain in 2005 from the sale of our shares in Partner Communications Company Ltd. ("Partner") (NASDAQ and TASE:
PTNR; LSE: PCCD), if and when the sale of Partner shares is consummated (see below under "MAJOR TRANSACTIONS AND NEW INVESTMENTS"). Should the recovery in the world economy and, in particular, the technology sector, continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

We also anticipate increasing our investments in new companies in our main areas of operation, and we are currently considering investments in new companies in different stages of their life, mainly in the fields of medical devices and communications. In this regard, new companies in which we invested in 2004 include a $6.7 million investment in Jordan Valley Semiconductors Ltd. ("Jordan Valley"), operating in the field of semiconductors, a $3.0 million investment in Starling Advanced Communications ("Starling"), operating in the field of broadband communication, and a $7.3 million investment in Impliant Inc. ("Impliant"), a medical device company (see below under "MAJOR TRANSACTIONS AND NEW INVESTMENTS").

MAJOR TRANSACTIONS AND NEW INVESTMENTS

Sale of all of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT). On July 28, 2004, we sold all of our holdings in Elbit Systems, constituting approximately 19.6% of the outstanding share capital of Elbit Systems, to the Federmann group, following the exercise of its right of first refusal, for approximately $196.6 million. As a result, we recorded in 2004 a gain, net of tax, of approximately $91.5 million, of which approximately $21.6 million resulted from the decrease in our previous valuation allowance with respect to losses incurred in prior periods which were realized in 2004.

Acquisition of Shares of Given Imaging (Nasdaq: GIVN). During 2004 we purchased approximately 1.4 million additional shares of Given Imaging, one of our group companies that operates in the medical device field and which develops, produces and markets a disposable miniature video camera for detecting gastrointestinal disorders. The shares were purchased in the open market for aggregate consideration of approximately $43.9 million. As a result, our direct and indirect (through RDC) interest in Given Imaging increased to approximately 20%.

Tender offer to purchase 7.5% of our shares. On August 22, 2004 we announced that Discount Investment Corporation Ltd. ("DIC") completed a tender offer to purchase 2,203,425 of our ordinary shares for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Following consummation of the tender offer, DIC owns approximately 46% of our outstanding shares.

Investment in Jordan Valley. On October 21, 2004, we invested approximately $6.7 million in Jordan Valley, an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semi-conductor industry. Following the investment we hold 25% of Jordan Valley on a fully diluted basis. Our holding percentage is subject to adjustment based on Jordan Valley's future performance. Jordan Valley is also 40% indirectly owned (following the investment) by Clal Industries and Investments Ltd. ("Clal"), an approximately then 64% held subsidiary of IDB Development Corporation Ltd. ("IDBD"), which then held approximately 67% of our parent company, DIC. Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange. The investment was approved by our shareholders and the shareholders of Clal.

Investment in Starling. On October 21, 2004 we completed an investment of $3.0 million in Starling of which $1.5 million was invested immediately and an additional $1.5 million will be invested no later than April 21, 2005. Starling was formed in November 2003 and was equally held by Elbit Systems and our subsidiary RDC, prior to our investment.

Following the investment, our direct and indirect interest in Starling is approximately 50%. Starling develops connectivity solutions for broadband access for commercial aircraft.

Investment in Impliant. On December 28, 2004, we invested approximately $7.3 million in Impliant as part of a financing round of approximately $18 million from new and existing investors. Impliant is a privately held medical device company, engaged in the development of an innovative posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Following the investment, we hold approximately 20% of Impliant, on a fully diluted basis. Innomed, in which we hold approximately 14%, is also a shareholder of Impliant.

Offer to sell Partner shares. On February 8, 2005 we announced that we, Eurocom Communications Limited and Polar Communications Limited (together the "Sellers") have irrevocably offered to sell to Partner an aggregate of 31.7 million Partner shares (of which approximately 15.8 million shares have been offered by us), representing the Sellers' entire holdings in Partner (equal to 17.2% of Partner's outstanding ordinary shares, of which we hold approximately 8.6%). The aggregate consideration for the shares shall be determined based on a price per share reflecting a 10% discount to Partner's 20 day volume weighted average market price prior to the date Partner obtains the approval of its shareholders, up to a maximum price per share of NIS32.22 (approximately $7.37 per share) and not less than NIS31.04 (approximately $7.10 per share). On February 23, 2004 Partner announced that its Board of Directors has approved the acceptance of the offer. The closing of the transaction is conditional upon various conditions precedent, including the release of share pledges in favor of Partner's lending banks currently covering the shares. The closing is also subject to Partner obtaining all corporate and regulatory consents and approvals required by law or Partner's general license. Subject to all conditions to closing being satisfied, closing of the sale to Partner is scheduled to occur no later than 80 days from date of the offer. There is no assurance that the sale to Partner will be consummated.

In certain circumstances in which Partner does not purchase shares from the Sellers, an alternative arrangement entered into between the Sellers and Partner's largest shareholder, Hutchison Telecommunications International Limited (NYSE: HTX, SEHK: 2332) ("Hutchison") shall become effective. Under this arrangement, the Sellers shall be entitled to sell their 31.7 million Partner shares in the market in coordinated stages. As part of the alternative transaction, Hutchison shall have an option to acquire up to 13.8 million of these shares at a 12% discount to the average market price, prior to such shares being offered for sale into the market. The Sellers may elect not to proceed with the alternative arrangement. The alternative arrangement is subject to certain conditions being satisfied and there is no assurance that the alternative arrangement will be consummated.

Matav Investment Limited ("Matav"), Partner's other Israeli founding shareholder shall have the option to participate, as seller, in the sale to Partner or the alternative arrangement with respect to a majority of its Partner shares. If Matav elects not to exercise such option, Matav has a three month option to sell to the Sellers the same amount of its Partner shares at the same price that Matav could have sold, had it originally participated in the sale to Partner or the alternative arrangement, as the case may be. If Matav participates in the sale to Partner, Elron's beneficial holding in Partner after the sale to Partner will be reduced to approximately 2.1%.

In the event of the completion of the sale to Partner, we will receive proceeds ranging between approximately $90 million and $116 million and will record an estimated gain, after tax, ranging between approximately $33 million and $44 million, depending among other things, on the price per share in the sale to Partner and the amount of shares sold to Partner based on whether or not Matav participates in the sale.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Concurrently with the announcement of the sale of our shares in Elbit Systems, we announced that, as a result of the transaction, Elron may be characterized as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes for 2004. This would result in adverse tax consequences for our U.S. shareholders but not for Elron. At the time we issued our last Form 6-K regarding this matter, however, we believed, and our tax advisors concurred, that we could potentially rely on the "change of business" exception to PFIC status provided under Section 1298(b)(3) of the U.S. Internal Revenue Code of 1986, as amended, for 2004. Pursuant to this exception, in order to avoid PFIC status in 2004, we cannot be a PFIC in 2005 and 2006 (which cannot be determined at this time) or in any year prior to 2004 (which we believe was not the case). The tests for determining PFIC status are impacted, among others, by changes in our holdings and in the value of our group companies which are difficult to predict. In addition, the sale of our shares in Partner in 2005, as described above, if completed, would generate significant passive income. As a result, we believe that it is likely that we will be treated as a PFIC in 2005 and, as a result, in 2004 as well. Therefore, it is unclear whether the "change of business" exception would ultimately be satisfied for 2004.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

     o    Principles of accounting for holdings in group companies

     o    Business combinations and purchase price allocation

     o    Impairment of goodwill and other intangible assets

     o Other-than-temporary decline in value of investments in group companies

     o    Revenue recognition

     o    Accounting for income taxes

     o    Non-monetary transactions

Principles of Accounting for Holdings in Group Companies

The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own and/or our subsidiary owns more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our representation on the board of directors, the level of financing provided by us to the group company and any minority rights and other factors which require management to make judgment and involve the use of significant estimates and assumptions.

Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company.

Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) (FIN 46R), which replaced FIN 46. FIN 46R defines the provisions under which a Variable Interest Entity ("VIE") should be consolidated. FIN 46R provides several exceptions to its scope, such as that an entity that is deemed to be a business need not be evaluated to determine if it is a VIE unless one of the conditions specified in FIN 46R exists.

As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance their activities without additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, FIN 46R was adopted as of March 31, 2004. Upon the adoption of the Interpretation, and upon certain events which require a reassessment, we assessed and will reassess our investments in our group companies. Assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights.

Equity Method. Group companies which we do not control, but over whom we exercise significant influence and in which we hold common stock or in-substance common stock as defined EITF 02-14 (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence.

In July 2004, the EITF reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"), according to which the equity method of accounting should be applied to investments in common stock and in in-substance common stock if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective beginning in the fourth quarter of 2004. For investments that are not common stock or in-substance common stock, but were accounted for under the equity method of accounting prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective date. Previously recognized equity method earnings and losses should not be reversed. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Upon adoption of EITF 02-14, we evaluated the impact of its provisions and found that there are no investments that were previously accounted for by the equity method which are not considered to be in-substance-common stock, nor are there investments that are in-substance common stock that were not accounted for under the equity method of accounting prior to the effective date of EITF 02-14 and which should be accounted as such in accordance with EITF 02-14. However, new companies in which we invested in the fourth quarter of 2004, namely Jordan Valley and Impliant, are being accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance-common stock. Any assessment of whether we hold in substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

We also account for our interests in private equity funds under the equity method of accounting, based on our holding percentage.

Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. Notwithstanding the above, in circumstances where the equity method is being applied and our ownership in an investee is in the form of a preferred security or other senior security, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

     o Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.

     o Marketable securities, which are classified as trading securities, are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.

     o Marketable securities which are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income (loss). When realized, realized gain or loss is included in our results of operations.

Business Combinations and Purchase Price Allocation

Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to the acquired company's assets and liabilities, based on their estimated fair values, and the remainder, if any, is attributed to goodwill.

The aggregate purchase price of the shares of Given Imaging purchased during 2004 of approximately $43.9 million has been allocated as follows: $4.4 million to Given Imaging identifiable net assets, $30.4 million to intangible assets other than goodwill, such as customer base and technology, $1.7 million to in-process research and development activities, and $7.4 million to goodwill. Products which had not received marketing clearance by regulatory authorities as of the acquisitions dates, were considered to be incomplete and accordingly the amount allocated to such products is considered to be in-process research and development activities ("IPR&D"). The amount allocated to IPR&D was charged immediately to our results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D, which were recorded in 2004 in the amount of approximately $3.2 million, are included as part of our share in the income or losses of our equity investments.

In 2002 we allocated the aggregate purchase price of approximately $103.5 million, resulting from the merger with Elbit and the share purchase of DEP's shares, to Elbit and DEP assets based on their estimated fair values. The majority of the purchase price was allocated to Elbit's holding in Partner and to DEP's holdings accounted for under the equity method (including holdings through its subsidiary, RDC). An amount of $19.0 million has been allocated to goodwill which reflected the anticipated synergies resulted from the combined entity, including anticipated reductions in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which will benefit the group companies. Subsequently to the acquisition date and through December 31, 2004, goodwill was reduced by $14.3 million as a result of the reversal of a valuation allowance recorded at the acquisition date in respect of Elbit's carry forward losses that had accumulated through that date, due to final tax assessments for previous years.

Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method used was the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which required judgment which can impact our results of operations was estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, their respective useful lives and the investments in companies is exposed to future adverse changes which can result in a charge to our results of operations. In 2004 and 2003, we recorded impairment losses in respect of certain investments of Elbit and DEP, to which we allocated a portion of the purchase price at the time of the aforementioned acquisitions, in the amounts of $1.1 million and $2.5 million, respectively (See also "Critical Accounting Policies" and "Other-Than-Temporary Decline in Investments in Group Companies").

Impairment of Goodwill and Other Intangible Assets

We conduct a goodwill impairment review at least annually on goodwill and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2004, a goodwill impairment charge in the amount of $2.0 million was recorded with respect to the operation of Elron TeleSoft in light of its results of operation in 2004. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment review will not result in an additional charge to our results of operations. At December 31, 2004, consolidated goodwill amounted to approximately $10.3 million.

Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows which are subject to high degree of judgment. In 2004 we recorded impairment charges of other intangible assets of $7.1 million mainly with respect to Elron TeleSoft, Inc. ("Elron Telesoft") in light of its results of operation in 2004 and MediaGate N.V ("MediaGate") due to our revised estimate about future proceeds from the sale of its technology. As we operate in industries which are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2004, consolidated intangible assets, other than goodwill, amounted to approximately $3.0 million.

Other-Than-Temporary Decline in Value of Investments in Group Companies

At the end of each reported period we evaluate whether an other-than-temporary decline in value of an investment in a group company has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements) and the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries which are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2004 and 2003 we recorded write-downs in the amounts of $1.5 million and $4.2 million, respectively, with respect to certain group companies, in 2004 mainly with respect to Textology Inc,. 3DV Systems Ltd. ("3DV") and Ingeneo Ltd. and in 2003 mainly with respect to Cellenium M.C.S Ltd. ("Cellenium") and Textology.

Revenue Recognition

Our revenues are derived from our consolidated subsidiaries. Revenues in 2004 and 2003 amounted to $16.3 million and $16.5 million, respectively. Revenues from sales of products and services are recognized after all of the following occurs: the product is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate the total fee to elements of an arrangement and persuasive evidence of an arrangement exists. The determination whether collection is probable is judgmental in nature and based on a variety of factors, including the payment and other terms of the individual customer contract, credit history of the customer, prior dealings with specific customers, and certain other factors. Maintenance revenue is recognized on a straight-line over the term of the contract period. Reserves for estimated returns and allowances are provided at the time revenue is recognized when a right of return exists. Such reserves are recorded based upon historical rates of returns and other factors.

Income and profit derived from projects related to software development are recognized upon the percentage of completion method, based on the ratio of hours performed to date to estimated total hours at completion. Estimated gross profit or loss may change due to changes in estimates resulting from differences between actual performance and original forecasts. Estimates are reviewed periodically, and the effect of any change in the estimated gross profit for a project is recorded in results of operations in the period in which the change becomes known on a cumulative catch-up basis. Anticipated losses on projects are charged to earnings when identified. A number of internal and external factors affect our subsidiaries cost estimates, including labor rates, revised estimates of uncompleted work, efficiency variances, customers' specifications and testing requirements changes. If any of these factors were to change, or if different assumptions are used, our results of operations may be affected. In addition estimates are made as to the total hours at completion. The number of hours may change due to the actual progress on the project. Change in estimates regarding the percentage of completion may affect the results of operations.

Accounting for Income Taxes

At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase the valuation allowance and therefore we may be required to include an expense within the tax provision in our statement of operations.

As of December 31, 2004, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in future years amounted to approximately $10.6 million ($8.9 million in 2003). In 2004 we reduced our previous valuation allowance by $23.3 million in respect of losses incurred in prior periods mainly due to the sale of our shares in Elbit Systems and due to final tax assessments for previous years. In 2003 we reduced our previous valuation allowance by $8.5 million, the majority of which was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses in Elbit and RDC incurred in periods prior to the acquisition of these companies (see also "Business Combinations and Purchase Price Allocation").

Deferred tax liabilities amounted as of December 31, 2004, to $46.5 million, mainly with respect to our investment in Partner which is accounted for as available-for-sale securities.

During 2004, we recorded tax expenses in the amount of $15.1 million which was mainly due to the sale of our shares in Elbit Systems, which was largely offset by decreasing our valuation allowance as discussed above. During 2003, we recorded tax expenses of $6.8 million mainly by realizing our deferred taxes due to the sale of shares of Partner, Given Imaging, Zix Corporation ("Zix") and 24/7 Real Media Inc.

Non-Monetary Transactions

The basic principle in APB 29 "Accounting for Non-monetary Transactions" is that the accounting for non-monetary transactions should be based on the fair values of the assets exchanged. The cost of a non-monetary asset acquired in exchange for another non-monetary asset is the fair value of the asset received or the fair value of the asset surrendered to obtain it (if more clearly evident than the asset received). However, in an exchange of similar productive assets, since the culmination of an earning process has not occurred, the exchange should not be recorded at fair value and the asset received should be recorded at the recorded amount of the assets given up. According to EITF 01-2, "Interpretations of APB Opinion No. 29", transactions by SEC registrants that involve the exchange of a business for any non-monetary asset, including an equity method investment that is not an interest in a joint venture, are not exchanges of productive assets and must be accounted for at fair value unless fair value is not determinable within reasonable limits. In determining whether the asset given up constitutes a business, the guidance in EITF 98-3, "Determining whether a non-monetary transaction involved receipt of productive assets or of a business" should be followed.

Determining whether the assets transferred constitute a business requires significant judgment and is dependent on the particular facts and circumstances, mainly regarding the determination of the degree of difficulty or level of investment necessary to obtain access or to acquire missing elements in the set of assets transferred. In addition, determining the fair value of the transaction is judgmental in nature and often involves the use of significant estimates and assumptions.

In determining the fair value of the business transferred by Galil Medical Ltd. ("Galil Medical") to Oncura Inc. ("Oncura"), a method of discounted cash flow was used, which includes significant estimates and assumptions. As Oncura operates in an industry which is rapidly evolving and extremely competitive, its value, as well as the value of its intangible assets, including goodwill, can be exposed to future adverse changes which can result in a charge to its, and in turn, to our results of operations.

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of the Company and all of its direct or indirect controlled subsidiaries. The following are our main subsidiaries:

                Year ended December 31,
-------------------------------------------------------
           2004                         2003
--------------------------   --------------------------
Elbit            3DV (1)     Elbit            Mediagate
DEP              Sela (2)    DEP              ESW(3)
RDC              Starling    RDC
Elron TeleSoft   ESW(3)      Elron Telesoft
Galil Medical    MediaGate   Galil Medical

(1) 3DV Systems Ltd. ("3DV") was consolidated following the purchase of a controlling interest during the first quarter of 2004 from other shareholders of 3DV.

(2) Following the conversion of shareholder loans granted by RDC to Sela Semiconductor ("Sela") at the end of the second quarter of 2004.

(3)  Elron SW Inc. ("ESW") (formerly: Elron Software Inc.)

Equity Method. Our main group companies accounted for under the equity method of accounting include:

                             Year ended December 31,
------------------------------------------------------------------------------
               2004                                    2003
---------------------------------   ------------------------------------------
Elbit Systems(1)     AMT            Elbit Systems   Notal Vision
Given Imaging        Notal Vision   Given Imaging   Oren Semiconductor
Oncura               Sela(2)        Oncura(3)       CellAct
NetVision            Pulsicom       NetVision       3DV
ChipX                CellAct        ChipX           Pulsicom
Wavion                              Wavion          Avantry (formerly: Witcom)
Oren Semiconductor                  KIT
                                    AMT

(1)  Through June 30, 2004

(2)  Through June 30, 2004

(3)  Since July 1, 2003

RESULTS OF OPERATIONS

Year Ended December 31, 2004 compared to Year Ended December 31, 2003.

The following tables set forth our results of operations in the reported period:

                                         Year ended December 31,
                                 --------------------------------------
                                              2004    2003
                                              ----   -----
                                 (millions of $, except per share data)
Net income (loss)                             84.1    (7.2)
Net income (loss) per share                   2.87   (0.25)

The net income we reported in 2004 included the following main factors:

(i) a gain, net of tax, of approximately $91.5 million resulting from the sale of our holdings in Elbit Systems for approximately $196.6 million. This gain includes approximately $21.6 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods. The decrease in our previous valuation allowance was made in light of the transaction, following which we revised our estimate about the realizability of deferred tax;

(ii) a gain, net of tax and minority interest, of approximately $6.7 million from the sale of Given Imaging's shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering;

(iii) a gain of approximately $5.3 million resulting from the sale of our shares in KIT eLearning, a provider of online academic programs, to a subsidiary of Laureate Education, Inc. (formerly known as Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education;

(iv) a gain, net after tax, of approximately $3.6 million resulting from the sale of 854,701 Zix shares for aggregate consideration for $8.1 million; and

(v) a tax benefit in the amount of approximately $2.9 million due to the change in the tax rate in Israel enacted in 2004.

Additional factors that positively affected 2004 results were the following:

(i) The sale of the businesses of ESW and MediaGate in 2003 and the sale of our holding in KIT which our share in the losses of these companies accounted for an aggregate loss of $10.4 million in 2003;

(ii) the decrease of $3.2 million in our share in Galil Medical's operating losses following the formation of Oncura as a result of the merger of its urology unit and that of Amersham plc (Amersham was subsequently acquired by General Electric Company (NYSE: GE) ("GE")); and

(iii) our share in the net income reported for the first time by Given Imaging in the amount of $0.5 million in 2004, compared to $1.8 million loss in 2003.

These were offset by the following factors:

(i) a write-off of IPR&D related to the acquisition of additional shares of Given Imaging in the amount of $1.7 million;

(ii) the increase in Elron Telesoft losses from $2.1 million in 2003 to $7.9 million in 2004 which include impairment charges in the amount of $4.9 million;

(iii) a $2.7 million loss, net of tax, resulting from the write-off of future royalties to be received by MediaGate from Telrad in connection with the sale of MediaGate business in 2003 to Telrad;

(iv) a $2.0 million loss representing the funding of NetVision's previous years' losses; and

(v) the effect of the sale of our holding in Elbit Systems in the third quarter of 2004, following which we ceased including our share in its net income (Elbit Systems accounted in 2003 for $9.1 million of income and for $4.7 million of income in 2004 through the date of its sale).

Reportable Segments

Subsequent to the sale of the business of ESW on September 2, 2003 to Zix, our reportable segments are i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other holdings and the corporate operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provide the strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment - Internet Products - which has been reclassified as discontinued operations. ESW has been liquidated as of December 31, 2004.

At December 31, 2004, our main group companies were classified into the following segments:

                                  Systems and
                                   projects                   Other holdings and corporate operations
                                --------------   ---------------------------------------------------------------
Consolidated                    Elron TeleSoft   Elbit; DEP; RDC; Galil Medical; 3DV, Starling; Sela; MediaGate.

Equity basis                                     Given Imaging; Oncura; NetVision; ChipX; Oren Semiconductor;
                                                 Notal Vision; Wavion; AMT; Pulsicom; CellAct.

Cost                                             Jordan Valley; Impliant; Avantry.

Available-for-sale Securities                    Partner, Elbit Vision Systems

The following tables reflect our consolidated data by reported segments:

                                                                              Discontinued
                                                                             operations of
                                             Systems and    Other holdings      Internet
                                             projects -      and corporate     products -
                                           Elron TeleSoft     operations        Elron SW     Consolidated
                                           --------------   --------------   -------------   ------------
                                                                   (millions of $)
                                                            Year ended December 31, 2004
                                           --------------------------------------------------------------
Income*                                          5.1             137.9              --           143.0
Costs and Expenses                              13.0              26.2              --            39.2
Income (loss) from continuing operations        (7.9)             92.5              --            84.6
Net income (loss)                               (7.9)             92.5          **(0.5)           84.1

                                                            Year ended December 31, 2003
                                           --------------------------------------------------------------
Income*                                          7.4              40.9              --            48.3
Costs and Expenses                               9.5              28.0              --            37.5
Loss from continuing operations                 (2.1)             (4.8)             --            (6.9)
Net loss                                        (2.1)             (4.4)         **(0.7)           (7.2)

* Income in the other holdings and corporate operations includes net losses from equity investments.

** The composition of the discontinued operation of ESW is as follow:

                                    Year ended December 31,
                                    -----------------------
                                          2004   2003
                                          ----   ----
                                        (millions of $)
Loss from operations                      (0.5)  (4.8)
Gain on disposal                            --    4.1
                                          ----   ----
Loss from Discontinued operations         (0.5)  (0.7)
                                          ----   ----

Systems and Projects - Elron TeleSoft

Elron TeleSoft is focused on telecom network management and revenue assurance products. The following table sets forth the operating results of Elron
TeleSoft:

                                  Year ended December 31,
                                  -----------------------
                                        2004   2003
                                        ----   ----
                                      (millions of $)
Net revenues                             5.1    7.4
Cost of revenues                         3.4    4.6
                                        ----   ----
Gross profit                             1.7    2.8
Operating expenses*                      3.1    2.6
Amortization of other assets             0.6    0.8
Restructuring charges, net               0.2     --
Impairment of long-lived assets          2.9     --
Impairment of goodwill                   2.0     --
                                        ----   ----
Operating loss                          (7.1)  (0.6)
Finance expenses, net                    0.8    1.5
Net loss                                (7.9)  (2.1)
                                        ----   ----

*Excluding amortization of other assets, impairment charges and restructuring charges which are presented separately.

     Net Revenues. Elron TeleSoft's net revenues in 2004 decreased by $2.3 million, or 31%, to $5.1 million, compared to $7.4 million in 2003. The decrease resulted mainly from the decrease in revenues derived from sale of third parties' products as well as in license and project revenues, mainly due to longer sale cycles in its efforts to penetrate the international market with its new revenue assurance line of products.

     Cost of revenues. Cost of revenues of Elron TeleSoft in 2004 were $3.4 million, representing a gross margin of 33%, compared to $2.8 million in 2003, representing a gross margin of 38%. The decrease in the gross margin resulted mainly from the decrease in license and project revenues.

     Operating expenses. Elron TeleSoft's operating expenses (excluding amortization of other assets, impairment charges and restructuring charges which are presented separately) in 2004 were $3.1 million, an increase of 19% over the $2.6 million in 2003. The increase in operating expenses resulted from an increase in development expenses of the company's new revenue assurance line of products and an increase in sales and marketing expenses associated with launching these products to the international market.

     Restructuring expenses. In response to its operating results and in an effort to adjust its operations to the decrease in revenues, Elron TeleSoft underwent a restructuring program in the third quarter of 2004 which included workforce reduction of 15% across all functions of the organization. Restructuring expenses amounted to $0.2 million.

     Impairment charges. In light of Elron TeleSoft's results of operations and its difficulties in penetrating international markets, Elron Telesoft tested for impairment its technology and fixed assets and subsequently the goodwill associated with its operations, resulting in an impairment loss of $2.9 million and $2.0 million relating to the technology and property and equipment and goodwill, respectively.

     Operating loss. As a result of all the above, Elron TeleSoft's operating loss increased to $7.1 million in 2004 compared to $0.6 million in 2003.

     Finance expense, net. Finance expenses decreased to $0.8 million in 2004 compared to approximately $1.5 million in the same periods in 2003. The decrease in finance expenses resulted mainly from the significant decrease in loan balances following the repayment of $51.1 million of bank loans by Elron TeleSoft (financed by an investment by us) during 2004.

The ability of Elron TeleSoft to increase its revenues and improve its operating results in the near future is dependent upon general economic conditions and, in particular, on an increase in telecom capital expenditure, its ability to penetrate the international market and whether its efforts to bring enhanced and new products to market are successful.

Other Holdings and Corporate Operations Segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to the group companies. The following table sets forth this segment's operating results:

                                                  Year ended December 31,
                                                  -----------------------
                                                        2004    2003
                                                       -----   -----
                                                      (millions of $)
Net revenues                                            11.3     9.2
Net loss from equity investments                       (10.5)   (8.7)
Gain from disposals of businesses and
   affiliated companies and changes in holdings
   in affiliated companies, net                        132.4    25.8
Other income (expenses), net                             4.7    14.6
                                                       -----   -----
Total income                                           137.9    40.9
                                                       -----   -----
Cost of revenues                                         6.3     5.6
Operating expenses*                                     17.0    22.9
Amortization of other assets                             0.1     0.3
Impairment of long-lived assets                          4.2      --
Finance expenses (income), net                          (1.4)   (0.8)
                                                       -----   -----
Total costs and expenses                                26.2    28.0
                                                       -----   -----
Income (loss) from continuing operations
   before tax benefit (taxes on income)                111.7    12.9
Tax benefit (taxes on income)                          (15.1)   (6.8)
Minority interest                                       (4.1)  (10.9)
                                                       -----   -----
Income (loss) from continuing operations                92.5    (4.8)
Gain (loss) from discontinued operations                  --     0.4
                                                       -----   -----
Net gain (loss)                                         92.5    (4.4)
                                                       -----   -----

*Excluding amortization of other assets and impairment charges which are presented separately.

Income

Net revenues. Net revenues of the other holdings and corporate operations segment consisted of sales of products and services by our subsidiaries, mainly Galil Medical and Sela (which results are consolidated since July 1, 2004). The following table sets forth the segment revenues:

                Year ended December 31,
                -----------------------
                      2004   2003
                      ----   ----
                    (millions of $)
Galil Medical          7.6    7.6
Sela                   3.3     --
MediaGate               --    1.5
Other                  0.4    0.1
                      ----    ---
                      11.3    9.2
                      ----    ---

     Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest, as a result of the merger of the urology therapy units of Galil Medical and GE on July 1, 2003.

     Sela recorded revenues of $5.1 million in 2004 (of which $3.3 million were in the second half of 2004) compared to $4.3 million in 2003.

Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). The share in net losses of affiliated companies amounted to $10.5 million in 2004, as compared to $8.7 million in 2003.

As a result of the completion of the sale of our holding in Elbit Systems during the third quarter of 2004, our share in net income of Elbit Systems was included through the end of the second quarter of 2004 and amounted to $4.7 million. Our share in the net income of Elbit Systems in 2003 amounted to $9.1 million.

Highlights of the Results of Operations of Our Major Affiliates:

     Given Imaging (Nasdaq: GIVN) (a 20% holding directly and indirectly through
     RDC). Given Imaging revenues in 2004 were $65.0 million, an increase of 60.4% over the revenues recorded in 2003 of $40.5 million. As of December 31, 2004, cumulative unit sales of Given Imaging capsule for the small intestine have reached 171,800 and its installed base reached more than 1,300 workstation in the US and approximately 2,300 worldwide. Given Imaging's gross profit increased to 72.7% of revenues in 2004 compared to 66.6% in 2003 and it reported for the first time in its history net income of $2.9 million in 2004, compared to a net loss of $9.6 million in 2003.

     During the second quarter of 2004, Given Imaging completed a secondary offering to the public in which it raised net proceeds of $44.3 million. In addition, Given Imaging entered into an exclusive sales representation and co-promotion agreement with Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, according to which Ethicon has exclusive rights to market Given Imaging's Pillcam(TM) ESO video capsule for visualization of the esophagus. Following FDA clearance to market the PillCam(TM) ESO in late November, more than 3,400 PillCam ESO capsules were sold.

     Oncura (a 25% holding by Galil). Oncura commenced its operations on July 1, 2003 following the completion of the merger of the urology therapy units of Galil and GE which created Oncura. Oncura markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura's revenues in 2004 amounted to $68.8 million and its net loss amounted to $2.2 million. Oncura's revenues in the period since commencing operation and trough December 31, 2003 amounted to $31.4 million and its net loss amounted to $0.9 million.

     Notal Vision (a 26% holding). Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), formally launched its product in October 2004 through Carl Zeiss Meditec Inc., one of the leading manufacturers of professional optics equipment. In 2004 Notal's revenues amounted to approximately $1.0 million, as compared to $0.9 million in 2003, and its net loss amounted to $1.6 million, the same as in 2003.

     NetVision (a 46% holding). NetVision provides Internet services and solutions in Israel. The other major shareholder of NetVision is our controlling shareholder, DIC, which also holds 46% of NetVision, following DIC's purchase of NetVision shares from Tevel International Communications Ltd ("Tevel"), in March 2004. In 2004 NetVision continues to experience increased competition in gaining broadband Internet services market share, resulting from the transition of customers to broadband Internet services. Nonetheless, NetVision revenues increased in 2004 by 7.6% to $70.5 million from $65.5 million in 2003 and its customer base at December 31, 2004 reached approximately 411,000 (of which approximately 225,000 were connected through broadband) compared to 357,000 at December 31, 2003 (of which approximately 146,000 were connected through broadband). NetVision's operating income increased by 47.2% to $7.3 million in 2004 compared to $5.0 million in 2003 and its net income increased to $4.3 million in 2004 compared to $1.0 million in 2003. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing December 31, 2004 according to which $1.00 equaled NIS 4.308.

     NetVision's future period results will continue to be affected mainly by the highly competitive broadband market environment in Israel, and whether Internet prices will continue to decrease or will stabilize.

     On August 3, 2004, NetVision received a license from the Israeli Ministry of Communications to provide international telephony services, which NetVision commenced to provide through Voice over IP technology (VoIP) in the fourth quarter of 2004.

     During 2004, we and DIC each granted NetVision a $5.3 million loan, in order to enable NetVision to repay its line of credit to one of its lending bank and to set up its international telephony services. As a result of the extension of the original repayment period of the loans and the uncertainty of a public offering (announced by NetVision on March 30, 2004) and in accordance with EITF 02-18, we recorded a portion of the loan, in the amount of $2.0 million, as a loss, representing the funding of NetVision's previous years' losses.

     Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. Following a financing round led by Sequoia Seed Capital in which Wavion raised $12.5 million in the second half of 2003, Wavion directed resources away from its subcontracting activities to R&D activities, resulting in a decrease in revenues from subcontracting services in 2004 to $0.1 million compared to $1.8 million in 2003 and an increase in its net loss which amounted to $6.3 million in 2004 compared to $1.7 million in 2003.

      ChipX (a 27% holding). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in 2004 increased by 18% to $16.2 million from $13.7 million in 2003, primarily due to the launch of new products and the recovery in the semiconductor industry, and its net loss in 2004 decreased to $5.6 million from $7.8 million in 2003. In March 2004, ChipX raised $12.0 million in a private placement, led by a new investor, Vantage Point Venture Partners, the proceeds of which are being used to finance its sales, marketing and development investments in its structured ASIC technology.

      Oren Semiconductor (a 41% holding). Oren is a developer of integrated circuits for digital broadcasting. In 2004, Oren's revenues amounted to $3.1 million, compared to $4.4 million in 2003, mainly as a result of a decrease in product revenues due to delay in product development, and its net loss in 2004 amounted to $4.8 million compared to $4.6 million in 2003. In 2003, Oren completed an $8.0 million financing round from existing shareholders and from Zoran Corporation (Nasdaq: ZRAN), the second strategic investor in Oren after Sony Corporation invested in April 2001. Zoran and Oren have agreed to cooperate to sell Oren's front-end solution with Zoran's back-end chips to major players in the digital television market.

      AMT (a 40% holding). The AMT group develops technologies and products based on amorphous metals. AMT's two main operating subsidiaries are AHT, which uses amorphous metals for heating products, and ACS, which uses amorphous metals for identification, authentication and anti-shoplifting solutions. During 2004 AMT completed a private placement of $6.0 million, in which an international strategic partner invested $3.0 million and we invested an additional $3.0 million. AMT's consolidated revenues in 2004 amounted to $2.6 million, compared to $1.3 million in 2003 and its net loss in 2004 amounted to $3.0 million, compared to $3.5 million in 2003.

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of our group companies will continue to negatively affect our results of operations to the extent they are reported under the equity or consolidation method of accounting. In addition, following the sale of our holding in Elbit Systems in 2004 which positively contributed to our net income in previous periods, and in light of expected investments in new companies, to the extent they will be accounted for under the equity method of accounting, our share in the net losses of our group companies, is expected to increase.

     Results of operations of significant group companies which are accounted for other than under the equity method of accounting.

     Partner (an 8.6% holding). Our investment in Partner is accounted for as available-for-sale security, whose results do not affect our results of operations. At December 31, 2004, the market value of our investment in Partner amounted to $136.2 million. Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. As described above under "MAJOR TRANSACTIONS AND NEW INVESTMENTS IN 2004 AND SUBSEQUENTLY", on February 8, 2005 we announced that we have irrevocably offered to sell to Partner all our shares in Partner. The offer is conditional, among others, upon the release of the share pledges in favor of Partner's lending banks and regulatory approvals. There is no assurance that the sale to Partner will be consummated.

     The following are highlights of the results of operations of Partner for 2004 (all figures below are convenience translations of Partner's nominal New Israeli Shekel (NIS) figures into US dollars at the rate of the exchange prevailing at December 31, 2004 according to which $1.00 equaled NIS 4.308):

     o Partner's revenues in 2004 increased to $1,193.3 million, up 15.1% from $1,037.1 million in 2003. The increase was mainly due to increased revenues from services (including data and content) and equipment. Partner's subscriber base at the end of 2004 was 2,340,000 as compared to 2,103,000 at the end of 2003. At the end of 2004 Partner launched its 3G network in the central part of Israel.

     o Partner's operating income in 2004 increased to $236.6 million from $198.4 million in 2003, an increase of 19.2%. Operating income in 2004, as a percentage of revenues, increased to 19.8% versus 19.1% in 2003.

     o Partner's income before tax in 2004 increased to $176.1 million from $122.9 million in 2003, an increase of 43.3%.

     o Partner's net income in 2004 was $109.5 million, as compared to $269.9 million in 2003. The decrease in Partner's net income in 2004 resulted primarily from the utilization of its accumulated tax loss carry forward and the creation of deferred tax asset in 2003 in the amount of $146.9 million.

     Partner has a line of credit agreement with a consortium of banks that provides for borrowings of up to $423 million of which $268 million had been drawn as of December 31, 2004. As of December 31, 2004 the line of credit is guaranteed by shares held by the original shareholders of Partner, including us, pro rata to their respective original holdings. All of the shares held by us as of December 31, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of the consortium of banks. Partner has announced that it renegotiating its bank facility and considering other financing alternatives.

     Jordan Valley (a 28% holding). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's revenues in 2004 increased to $8.3 million from $3.2 million in 2003, primarily due to the launch of new products for the semiconductor industry, and its net loss in 2004 decreased to $0.7 million from $2.5 million in 2003.

     Impliant (a 28% holding). Impliant is engaged in the development of an innovative posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Impliant's net loss in 2004 amounted to $3.3 million, compared to $2.3 million in 2003, mainly as a result of increase in research and development expenses.

Gains from Disposals of Businesses and Affiliated companies and Changes in Holdings in Affiliated Companies. Our gains from disposals of businesses and affiliated companies and changes in holdings in affiliated companies amounted to $132.4 million in 2004 compared to $25.8 million in 2003.

The gain in 2004 consisted primarily from the following: (i) a $104.6 million gain (which after income taxes amounted to $91.5 million) resulting from the sale of our holding in Elbit Systems; (ii) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of 300,000 shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging's secondary public offering; (iii) a $5.3 million gain from the sale of our share of KIT eLearning to a subsidiary of Laureate Education, Inc. for a cash payment of $9.4 million (from which we received $5.7 million) and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007 (from which our share will be up to $5.7 million); (iv) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution to him of 200,000 shares of Given Imaging; and (v) a gain of $0.6 million resulting from the exercise of a call option granted to the chairman of our board of directors to purchase 21,751 shares of Given Imaging for the aggregate exercise price of approximately $49 thousand.

The gain in 2003 was mainly due to the gain from the merger of the urology therapy business of Galil Medical and GE in the amount of approximately $21.2 million (which after minority interest and income taxes amounted to $4.4 million) and the $4.5 million gain from the sale of 753,600 shares of Given Imaging held by RDC for approximately $7.8 million and changes in holding in Given Imaging as a result of exercise of options.

Other Income (expenses), net. Other income, net, amounted to $4.7 million in 2004 compared to $14.6 million in 2003. The gain in 2004 included mainly a $5.4 million gain, before tax, from the sale of 854,701 shares of Zix (Nasdaq: ZIXI) which were received in consideration for ESW's assets and business sold to Zix in 2003, a $0.5 million loss representing the funding of 3DV's previous years' losses and $0.8 million write down of investment, mainly with respect to Textology.

The gain in 2003 resulted primarily from the following: (i) the sale of 6,278,226 Partner shares for approximately $29.3 million which resulted in a $11.1 million gain before tax; (ii) the sale of 1,117,155 shares of Zix for approximately $9.0 million which resulted in a $4.8 million gain before tax; and
(iii) a $2.0 million gain, before tax, from the sale of all the shares of 24/7 Real Media shares (Nasdaq: TFSM) for approximately $5.2 million. These gains were partially offset by $3.7 million of write-downs mainly with respect to Cellenium and Textology.

Finance income, net. Finance income, net, amounted to $1.4 million in 2004 compared to $0.8 million in 2003. The increase in finance income is primarily due to the increase in cash balances following the completion of the sale of our holding in Elbit Systems for $196.6 million.

Expenses

Cost of revenues. Cost of revenues amounted to $6.3 million, compared to $5.6 million in 2003, which consisted primarily of expenses related to salaries, materials, subcontractors and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical, MediaGate, 3DV (which results have been consolidated since January 1, 2004) and Sela (which results have been consolidated since July 1, 2004).

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our subsidiaries, mainly Galil Medical, MediaGate, 3DV (which results have been consolidated since January 1, 2004) and Sela (which results have been consolidated since July 1, 2004), and of our and RDC's corporate operations. The following table sets forth the segment operating expenses. The operating expenses presented below for 2004 exclude impairment and amortization of other assets in the amount of $0.1 million ($0.3 million in 2003), which also constitute part of operating expenses under US GAAP but for presentation purposes is included as a separate item:

                     Year ended December 31,
                     -----------------------
                           2004   2003
                           ----   ----
                         (millions of $)
Corporate                   7.3    7.1
Galil Medical               2.8   10.7
Sela                        1.6     --
MediaGate                    --    3.1
Starling                    1.6     --
3DV                         1.2     --

Other (mainly RDC)          2.5    2.0
                           ----   ----
                           17.0   22.9
                           ----   ----

Operating expenses of Galil Medical in 2004 decreased to $2.8 million from $10.7 million in 2003, resulting in operating loss of $0.1 million, compared to $7.6 million in 2003. The decrease in Galil Medical's operating expenses and operating loss was mainly due to the merger of the urology therapy units of Galil Medical and GE which resulted in a significant decrease in Galil Medical's marketing and selling expenses. Galil started at the end of 2004 to develop its cryotherapy technology for application in the women's health field and its results of operations in 2005 will be affected by the increase in research and developments costs relating to the development of the new cryotherapy applications.

The decrease in MediaGate's operating expenses resulted from the sale of its assets and business to Telrad in January 2004, following which MediaGate ceased its operations.

Sela's operating expenses amounted to $2.9 million in 2004 (of which $1.6 million were incurred in the second half of 2004), compared to $2.4 million in 2003 and its net income amounted to $0.2 million, compared to $0.1 million.

Impairment. An impairment charge of $4.2 million ($2.7 million net of tax) was recorded with respect to future royalties to be received by MediaGate from Telrad in connection with the sale of MediaGate's business in 2003 to Telrad. The write-off was due to our revised estimate about the realizability of future royalties. However, MediaGate's bank loan in the amount of approximately $2.6 million, which is secured by a first ranking pledge over these future royalties and which is not guaranteed by us, was not written-off even though it can only be repaid from royalties to be received from Telrad. This is in accordance with SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement 125", which allows derecognition of a liability only if it has been extinguished, either through payment or when the debtor is legally released from being the primary obligor under the liability. We are currently holding discussions with the bank as to reaching an agreement that will legally release Mediagate from being the primary obligor under the loan. If and when the loan is extinguished, we will record a gain in the amount of the loan of approximately $2.6 million.

Income Taxes. Income taxes, net, in 2004 were $15.1 million, which included mainly $13.1 million of income taxes with respect to the gain resulted from the sale of our holdings in Elbit Systems (which includes an offset of $21.6 million due to the reduction in our valuation allowance with respect to previous years losses), $6.7 million resulting from the secondary public offering of Given Imaging and the purchase of treasury stock in RDC in consideration for distribution of Given Imaging's shares and $1.8 million resulting from the sale of Zix shares. These amounts were offset primarily by a tax benefit in the amount of $2.9 million due to the change in the Israeli tax rate enacted in 2004, which gradually reduces the corporate tax rate in Israel from 36% in 2003 to 30% in 2007, a $2.4 million tax benefit with respect to corporate losses and $1.5 million tax benefit related to the impairment of future royalties to be received by MediaGate from Telrad.

Income taxes, net, in 2003 were $6.8 million, which included mainly $7.0 million of income taxes with respect to the sale of shares of Partner, Given Imaging and 24/7 Real Media as well as with respect to the merger of the urology therapy units of Galil Medical and GE and a tax benefit of $1.7 million mainly with respect to corporate losses.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at December 31, 2004 were approximately $188.6 million compared with $114.6 million at December 31, 2003. At December 31, 2004, the corporate cash, debentures and deposits were $175.7 million compared with $107.3 million at December 31, 2003. The increase in consolidated and corporate cash and other liquid instruments resulted primarily from the sale of our holding in Elbit Systems for approximately $196.6 million. This increase was offset mainly by the repayment of approximately $67.8 million loans of Elron Telesoft and ESW and investments in and loan to new and existing companies in the amount of $74.8 million. As of December 31, 2004, total bank loan which were guaranteed by us amounted to $1.7 million, consistiting of bank loans granted to Elron TeleSoft, as compared to $67.5 million at December 31, 2003 (which consisted of bank loans granted to Elron TeleSoft and ESW).

The main sources of corporate cash and other liquid instruments in 2004 were approximately $196.6 million of proceeds from the sale of all of our shares in Elbit Systems, $5.7 million of proceeds from the sale of all of our shares in KIT eLearning, $8.1 million proceeds from the sale of Zix shares and a $1.7 million dividend received from Elbit Systems prior to the sale of our holding.

The main uses of the corporate cash and other liquid instruments in 2004, were the $67.8 million repayment of bank loans and $74.8 million of investments in and loans to existing and new group companies. The following table sets forth investments and loans made during 2004 by Elron (in millions of $):

Given Imaging        43.9
Impliant              7.3
Jordan Valley         6.7
NetVision             5.3
AMT                   3.4
ChipX                 2.6
Starling              1.5
Galil Medical         1.0
Innomed               1.0
Oren Semiconductor    0.8
3DV                   0.7
Other                 0.6
                     ----
                     74.8
                     ----

Consolidated working capital at December 31, 2004 amounted to $158.8 million compared to $57.0 million at December 31, 2003. The increase is due primarily to the proceeds received from the sale of our share in Elbit Systems.

At December 31, 2004, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

                                                    With no
                                                   specified
Type of Obligation   2005   2006   2007   2008   maturity date   Total
------------------   ----   ----   ----   ----   -------------   -----
Loans from banks      2.9    0.1     --     --        2.6         5.6
Loans from other      2.2    1.3     --     --                    3.5
leases                0.6    0.5    0.3    0.2         --         1.6

Consolidated loans at December 31, 2004, were approximately $9.1 million, of which $1.7 million was attributed to Elron TeleSoft compared to $73.2 million at December 31, 2003 (of which $67.5 million were attributed to Elron Telesoft and ESW ). During 2004 we repaid Elron TeleSoft's and ESW's loans to the lending banks in the amount of approximately $67.8 million. As a result of the repayment of the loans, the line of credit of ESW was closed and the line of credit of Elron TeleSoft was reduced from $53.6 million at December 31, 2003, to $2.7 million (of which $1.7 million was drawn as of December 31, 2004). Elron TeleSoft's lines of credit are guaranteed to the banks by us. In addition, we have provided to a certain lending bank a comfort letter pursuant to which we undertook not to reduce our holding in Elron Telesoft below a certain percentage.

In connection with the credit lines granted to NetVision, we and DIC provided letters of comfort to the lending banks pursuant to which we jointly undertook not to reduce our joint holdings below a certain percentage. The amount outstanding under NetVision's credit lines at December 31, 2004, was approximately $10.8 million. During 2004 we granted NetVision a $5.3 million loan, in order to enable NetVision to repay its line of credit to one of the lending banks and to enable NetVision to set up its international telephony services.

MediaGate's bank loan in the amount of approximately $2.6 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad. The loan is not guaranteed by us. We are currently discussing with the bank ways to legally release Mediagate from the loan.

All of Partner's shares held by us as of December 31, 2004, amounting to approximately 15.9 million shares, are pledged by us in favor of Partner's consortium of banks. The release of the share pledges is one of the conditions to the sale of Partner shares as described above under "MAJOR TRANSACTIONS AND NEW INVESTMENTS". In order to hedge the dollar value to be received from the sale of our share in Partner, if completed, we purchased call options and sold put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days.

Subsequent to December 31, 2004 and through March 1, 2005 we have invested an additional aggregate amount of approximately $0.9 million.

Our investment policy for manging our funds is in general to invest in time deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at December 31, 2004, was approximately $389.1 million representing approximately 78% of our total assets compared with $296.1 million representing approximately 66% of total assets at December 31, 2003.

QUALITIVE AND QUANTITIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure. As part of this policy, we hedged the dollar value to be received from the sale of our shares in Partner by the purchase of call options and by selling put options, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days.

Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2004, all of our deposits and debentures were fixed rate based with a weighted average maturity of approximately 1 year.

Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore, we believe that the potential loss that would result from an increase or decrease in the exchange rate is immaterial to our business and net assets. See above regarding the hedging of the dollar value to be received from the sale of our share in Partner, if completed.

Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2004 we directly and indirectly held shares of the following publicly traded companies: Given Imaging, Partner and Elbit Vision Systems Ltd. ("EVS") (Nasdaq: EVSNF). Stock prices in the industries of these companies, and of these companies themselves, have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2004, the fair market value of our holdings in public securities was approximately $383.0 million. At December 31, 2004 no financial instruments are used to hedge against equity price fluctuations.

Changes in the market value of our available-for-sale securities (Partner and EVS) are reported in other comprehensive income, which is included as a component of shareholders' equity, and not as part of our results of operations. The market value of our available-for-sale securities as of December 31, 2004 amounted to $137.2 million.

                                    # # # # #

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

                                  CONSOLIDATED

                              FINANCIAL STATEMENTS

                             As of December 31, 2004

              ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2004

                                      INDEX

                                                                            Page
                                                                           -----
Report of Independent Registered Public Accounting Firm                     2-3

Consolidated Balance Sheets                                                 4-5

Consolidated Statements of Operations                                        6

Consolidated Statements of Shareholders' Equity                              7

Consolidated Statements of Cash Flows                                       8-10

Notes to the Consolidated Financial Statements                             11-65

Annex to the Consolidated Financial Statements                               66

                                   ----------

ERNST & YOUNG                Kost Forer Gabbay & Kasierer   Phone: 972-3-6232525
                             21 Aminadav St.                Fax: 972-3-5622555
                             Tel-Aviv 67067, Israel

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD

     We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to $56.7 million and $46.8 million as of December 31, 2004 and 2003, respectively, and the Company's equity in their income (losses) amounted to $1.2 million and $(9.7) million for the years ended December 31, 2004 and 2003, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2(i) to the consolidated financial statements, on October 1, 2004, the Company adopted EITF 02-14 "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock".

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 2, 2005                                   A Member of Ernst & Young Global

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ELRON ELECTRONIC INDUSTRIES LTD.

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of Elron Electronic Industries Ltd. (the "Company") and its subsidiaries, for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain subsidiaries, whose net losses constitute approximately 4.8% of consolidated net loss for the year ended December 31, 2002. Also, we did not audit the financial statements of certain affiliates, whose Company's equity in their losses amounted to $4.6 million for the year ended December 31, 2002. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based solely on the reports of other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the Company and its subsidiaries operations and their cash flows for the year ended December 31, 2002, in conformity with United States generally accepted accounting principles. As discussed in note 2(l) to the consolidated financial statements, on January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets".

                                              Luboshitz Kasierer
                              An affiliate member of Ernst & Young International

Tel Aviv, Israel
March 12, 2003, except as
to Note 7(d)6 which is
dated March 10, 2004

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                           December 31,
                                                                       -------------------
                                                                Note     2004       2003
                                                                ----   --------   --------
   ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                      4    $ 42,611   $ 83,906
   Short-term investments                                         5     146,009     37,158
   Trade receivables, net *                                       6       6,112      5,016
   Other receivables and prepaid expenses *                               1,946      2,516
   Inventories and contracts-in-progress                                  1,984      1,471
                                                                       --------   --------
Total current assets                                                    198,662    130,067
                                                                       --------   --------
INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                            7     117,124    156,819
   Investments in other companies and long-term receivables *     8     155,929    128,799
   Long-term debentures                                          10          --        700
   Deferred taxes                                                16       5,493      1,871
   Severance pay deposits                                                 2,637      2,144
                                                                       --------   --------
Total investments and long-term receivables                             281,183    290,333
                                                                       --------   --------
PROPERTY AND EQUIPMENT, NET                                      11       8,064      8,317
                                                                       --------   --------
INTANGIBLE ASSETS                                                12
   Goodwill                                                              10,268     12,019
   Other intangible assets                                                2,979      9,968
                                                                       --------   --------
Total intangible assets                                                  13,247     21,987
                                                                       --------   --------
Total assets                                                           $501,156   $450,704
                                                                       ========   ========

* Include receivables from related parties in the aggregate amount of $3,360 and $3,684 as of December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                               December 31,
                                                                           -------------------
                                                                    Note     2004       2003
                                                                    ----   --------   --------
   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term loans from banks and others                            13    $  2,079   $ 11,986
   Current maturities of long-term loans from banks and others       15       2,974     44,021
   Trade payables                                                             3,459      3,408
   Other payables and accrued expenses                               14      31,333     13,620
                                                                           --------   --------
Total current liabilities                                                    39,845     73,035
                                                                           --------   --------
LONG-TERM LIABILITIES
   Long-term loans from banks and others                             15       4,072     17,221
   Accrued severance pay and retirement obligations                           3,809      2,850
   Deferred taxes                                                    16      41,233     40,684
   Other                                                                         22        103
                                                                           --------   --------
Total long-term liabilities                                                  49,136     60,858
                                                                           --------   --------
MINORITY INTEREST                                                            23,095     20,681
                                                                           --------   --------
SHAREHOLDERS' EQUITY:                                                18
   Ordinary shares of NIS 0.003 par value; Authorized: 35,000,000 shares as of December 31, 2004 and 2003; Issued and
      outstanding: 29,414,424 and 29,206,845 shares as of
      December 31, 2004 and 2003, respectively;                               9,572      9,572
   Additional paid-in capital                                               270,005    267,113
   Accumulated other comprehensive income                            27      57,717     51,792
   Retained earnings (accumulated deficit)                                   51,786    (32,347)
                                                                           --------   --------
Total shareholders' equity                                                  389,080    296,130
                                                                           --------   --------
Total liabilities and shareholders' equity                                 $501,156   $450,704
                                                                           ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

     March 2, 2005
-----------------------   ---------------------   --------------   -----------------
Date of approval of the          Ami Erel         Avraham Asheri      Doron Birger
  financial statements    Chairman of the Board      Director      President & Chief
                               of Directors                        Executive Officer

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                           Year ended December 31
                                                                       ------------------------------
                                                                Note     2004       2003       2002
                                                                ----   --------   --------   --------
INCOME
   Net revenues*                                                       $ 16,330   $ 16,547   $ 15,179
   Equity in losses of affiliated companies                      20     (10,492)    (8,698)   (24,189)
   Gain from disposal of businesses and affiliated companies
      and changes in holdings in affiliated companies, net       21     132,396     25,754      6,888
   Other income (expenses), net                                  22       4,784     14,665       (743)
                                                                       --------   --------   --------
                                                                        143,018     48,268     (2,865)
                                                                       --------   --------   --------
COSTS AND EXPENSES
   Cost of revenues                                                       9,650     10,198     10,716
   Research and development costs, net                                    3,637      3,787      3,418
   Marketing and selling expenses, net                                    3,202      7,763      6,412
   General and administrative expenses                                   13,285     13,923      9,658
   Restructuring costs                                           24         225         --      1,747
   Amortization of intangible assets and in process research
      and development                                                       731      1,073      1,044
   Impairment of goodwill                                        12       1,980         --         --
   Impairment of intangible assets and property and equipment    12       7,097         --         --
   Financial expenses (income), net                              23        (643)       753         81
                                                                       --------   --------   --------
                                                                         39,164     37,497     33,076
                                                                       --------   --------   --------
Income (loss) before taxes on income                                    103,854     10,771    (35,941)
Tax benefit (taxes on income)                                    16     (15,132)    (6,834)     2,862
                                                                       --------   --------   --------
Income (loss) after taxes on income                                      88,722      3,937    (33,079)
Minority interest in losses (income) of subsidiaries                     (4,135)   (10,907)     2,823
                                                                       --------   --------   --------
Income (loss) from continuing operations                                 84,587     (6,970)   (30,256)
Loss from discontinued operations                                25        (454)      (235)   (11,323)
                                                                       --------   --------   --------
Net income (loss)                                                      $ 84,133   $ (7,205)  $(41,579)
                                                                       ========   ========   ========
Income (loss) per share                                          19
   Basic:
   Income (loss) from continuing operations                                2.89   $  (0.24)  $  (1.15)
   Income (loss) from discontinued operations                             (0.02)  $  (0.01)  $  (0.43)
                                                                       --------   --------   --------
   Net income (loss)                                                       2.87   $  (0.25)  $  (1.58)
                                                                       ========   ========   ========
   Diluted :
   Income (loss) from continuing operations                                2.88   $  (0.24)  $  (1.15)
   Income (loss) from discontinued operations                             (0.02)  $  (0.01)  $  (0.43)
                                                                       --------   --------   --------
   Net income (loss)                                                       2.86   $  (0.25)  $  (1.58)
                                                                       ========   ========   ========
Weighted average number of Ordinary shares used in computing
   basic net income (loss) per share (thousands)                         29,266     29,194     26,272
                                                                       ========   ========   ========
Weighted average number of Ordinary shares used in computing
   diluted net income (loss) per share (thousands)                       29,385     29,194     26,272
                                                                       ========   ========   ========

* Includes revenues from related parties in the amount of $8,480, $4,155 and $2,487, for the years ended December 31, 2004, 2003 and 2002, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                                       Accumulated
                                                                                         Additional       other
                                                                   Number of    Share      paid-in    comprehensive
                                                                    shares     capital     capital        income
                                                                  ----------   -------   ----------   -------------
Balance as of January 1, 2002                                     21,213,664    $9,567    $165,680      $ 42,231
Exercise of options                                                   87,862        --         605
Issuance of shares pursuant to the merger with Elbit               5,617,601         4      71,191            --
Issuance of shares pursuant to the purchase of DEP                 2,261,843         1      29,448            --
Changes in additional paid-in capital in affiliated companies             --        --         336            --
Amortization of deferred stock compensation                               --        --         222            --
Other comprehensive loss, net of tax:
   Unrealized losses on available for sale securities                     --        --          --       (33,035)
   Reclassification adjustment for gain realized and other than
      temporary impairment included in net loss                           --        --          --        (1,070)
   Minimum pension liability in an affiliated company                     --        --          --          (597)
Net loss                                                                  --        --                        --
                                                                  ----------    ------    --------      --------
Balance as of December 31, 2002                                   29,180,970    $9,572    $267,482      $  7,529
Total comprehensive loss

Exercise of options                                                   25,875        --         177            --
Changes in additional paid-in capital in affiliated companies             --        --        (932)           --
Amortization of deferred stock compensation                               --        --         386            --
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                      --        --          --        55,960
   Reclassification adjustment for gain realized included in
      net loss                                                            --        --          --       (11,113)
   Foreign currency translation adjustment                                --        --          --          (304)
   Minimum pension liability in an affiliated company                     --        --          --          (172)
   Unrealized loss on derivative instrument in affiliated
      company                                                             --        --          --          (108)
Net loss                                                                  --        --          --            --
                                                                  ----------    ------    --------      --------
Balance as of December 31, 2003                                   29,206,845    $9,572    $267,113      $ 51,792
                                                                  ==========    ======    ========      ========
Total comprehensive income

Exercise of options                                                  207,579        --       2,097            --
Amortization of deferred stock compensation                               --        --         545            --
Tax benefit in respect of options exercised                               --        --         250            --
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                      --        --          --         8,489
   Reclassification adjustment for gain realized included in
      net income                                                          --        --          --        (3,582)
   Foreign currency translation adjustments                               --        --          --           202
   Unrealized gain on derivative instruments in affiliated
      company                                                             --        --          --            84
   Reclassification adjustments for loss on derivative
      instruments, minimum pension liability and foreign
      currency translation adjustments, included in net income
      due to sale of affiliated companies                                 --        --          --           732
Net income                                                                --        --          --            --
                                                                  ----------    ------    --------      --------
Balance as of December 31, 2004                                   29,414,424    $9,572    $270,005      $ 57,717
                                                                  ==========    ======    ========      ========
Total comprehensive income

                                                                    Retained                         Total
                                                                    earnings         Total       comprehensive
                                                                  (Accumulated   shareholders'       income
                                                                    deficit)         equity          (loss)
                                                                  ------------   -------------   -------------
Balance as of January 1, 2002                                       $ 16,437       $233,915
Exercise of options                                                                     605
Issuance of shares pursuant to the merger with Elbit                      --         71,195
Issuance of shares pursuant to the purchase of DEP                        --         29,449
Changes in additional paid-in capital in affiliated companies             --            336
Amortization of deferred stock compensation                               --            222
Other comprehensive loss, net of tax:
   Unrealized losses on available for sale securities                     --        (33,035)       $(33,035)
   Reclassification adjustment for gain realized and other than
      temporary impairment included in net loss                           --         (1,070)         (1,070)
   Minimum pension liability in an affiliated company                     --           (597)           (597)
Net loss                                                             (41,579)       (41,579)        (41,579)
                                                                    --------       --------        --------
Balance as of December 31, 2002                                     $(25,142)      $259,441
Total comprehensive loss                                                                           $(76,281)
                                                                                                   ========
Exercise of options                                                       --            177              --
Changes in additional paid-in capital in affiliated companies             --           (932)             --
Amortization of deferred stock compensation                               --            386              --
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                      --         55,960        $ 55,960
   Reclassification adjustment for gain realized included in
      net loss                                                            --        (11,113)        (11,113)
   Foreign currency translation adjustment                                --           (304)           (304)
   Minimum pension liability in an affiliated company                     --           (172)           (172)
   Unrealized loss on derivative instrument in affiliated
      company                                                             --           (108)           (108)
Net loss                                                              (7,205)        (7,205)         (7,205)
                                                                    --------       --------        --------
Balance as of December 31, 2003                                     $(32,347)      $296,130
                                                                    ========       ========
Total comprehensive income                                                                         $ 37,058
                                                                                                   ========
Exercise of options                                                       --          2,097
Amortization of deferred stock compensation                               --            545
Tax benefit in respect of options exercised                               --            250
Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                      --          8,489           8,489
   Reclassification adjustment for gain realized included in
      net income                                                          --         (3,582)         (3,582)
   Foreign currency translation adjustments                               --            202             202
   Unrealized gain on derivative instruments in affiliated
      company                                                             --             84              84
   Reclassification adjustments for loss on derivative
      instruments, minimum pension liability and foreign
      currency translation adjustments, included in net income
      due to sale of affiliated companies                                 --            732             732
Net income                                                            84,133         84,133          84,133
                                                                    --------       --------        --------
Balance as of December 31, 2004                                       51,786        389,080
                                                                    ========       ========
Total comprehensive income                                                                           90,058
                                                                                                   ========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                 Year ended December 31,
                                                                             ------------------------------
                                                                               2004       2003       2002
                                                                             --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                           84,133   $ (7,205)  $(41,579)
   Adjustments to reconcile net income (loss) to net cash used in operating activities:
      Equity in losses of affiliated companies                                 10,492      8,698     24,189
      Dividend from affiliated companies                                        1,719      2,971      2,670
      Minority interest in income (losses) of subsidiaries                      4,135     10,907     (2,823)
      Gain from disposal of businesses and affiliated companies and
         changes in holdings in affiliated companies, net                    (132,396)   (25,754)    (6,888)
      Gain from sale of investments in available for sale securities           (5,360)   (17,924)      (706)
      Gain from disposal of businesses included in discontinued operations         --     (4,137)    (1,991)
      Depreciation and amortization                                             1,868      3,573      4,372
      Impairment of intangible assets and property and equipment                7,097         --         --
      Impairment of goodwill                                                    1,980         --         --
      Decline in value of other investments                                       803      3,716      1,866
      Equity in losses of partnerships                                              7        547        303
      Amortization (appreciation) of deferred stock compensation and
        changes in liability in respect of call options                         3,033      2,564       (104)
      Deferred taxes, net                                                      (2,409)     6,229     (3,398)
   Changes in operating assets and liabilities
      Decrease in trade receivables                                              (139)     3,491      2,515
      Decrease in other receivables and prepaid expenses                           88      1,888      3,439
      Decrease (increase) in trading securities, net                                5         (4)       231
      Decrease in inventories and contracts-in-progress                           333        589        698
      Decrease in trade payables                                               (1,184)    (2,009)    (1,385)
      Increase (decrease) in other payables and accrued expenses (mainly
         provision for income taxes)                                           16,935     (5,275)   (11,314)
      Other                                                                      (552)       652        695
                                                                             --------   --------   --------
Net cash used in operating activities                                          (9,412)   (16,483)   (29,210)
                                                                             --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in affiliated companies                                         (57,916)   (14,884)   (19,951)
   Proceeds from sale of KIT shares                                             5,706         --         --
   Proceeds from sale of ESL shares                                           196,580         --      5,862
   Proceeds from sale of Given Imaging shares                                   9,074     13,878      6,918
   Cash and cash equivalents resulting from the merger with Elbit
      (Schedule A)                                                                 --         --     14,883
   Cash and cash equivalents resulting from the share purchase of DEP
      (Schedule B)                                                                 --         --        284
   Cash and cash equivalents resulting from newly consolidated
      subsidiaries (Schedule C)                                                   247         --      2,978
   Change in cash and cash equivalents resulting from disposal of
      businesses (Schedule D)                                                      --     (4,648)    (1,984)
   Investment in other companies                                              (15,264)      (299)    (3,700)
   Proceeds from sale of investments in other companies                            --         --        405
   Collection of long term receivables                                             --        772         --
   Proceeds from sale of available for sale securities                          8,062     46,143        890
   Investments in held to maturity debentures and deposits                   (105,378)    (8,925)   (11,381)
   Investment in available for sale securities                                (43,000)    (1,952)        --
   Proceeds from maturities of held to maturity debentures and deposits        33,345      8,975      4,482
   Purchase of property and equipment                                            (728)      (547)      (969)
   Proceeds from sale of property and equipment                                    --        329        515
   Proceeds from sale of certain activities                                        --         --      6,589
                                                                             --------   --------   --------
Net cash provided by investing activities                                      30,728     38,842      5,821
                                                                             --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from options exercised                                              2,097        177        605
   Proceeds from exercise of options in a subsidiary                               --         --          2
   Receipt of long-term loans from banks                                          519      4,032      9,152
   Repayment of loans from shareholder                                             --         --     (1,378)
   Repayment of long-term loans                                               (50,677)    (6,200)      (706)
   Decrease in short-term bank loan, net                                      (15,842)    (4,076)    (8,954)
   Repayment of loans from minority shareholders of a subsidiary                   --     (4,246)        --
   Receipt of short-term loans from minority shareholders of subsidiaries         137        904         --
   Proceeds from convertible loans and long-term loans from minority
      shareholders of a subsidiary                                              1,402      3,055      2,165
   Issuance expenses in a subsidiary                                             (180)        --         --
   Dividend to minority shareholders of a subsidiary                              (67)        --         --
                                                                             --------   --------   --------
Net cash provided by (used in) financing activities                           (62,611)    (6,354)       886
                                                                             --------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (41,295)    16,005    (22,503)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                         83,906     67,901     90,404
                                                                             --------   --------   --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                               42,611   $ 83,906   $ 67,901
                                                                             ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                       Year ended December 31,
                                      ------------------------
                                       2004     2003     2002
                                      ------   ------   ------
Supplemental cash flow information:
   Cash paid during the year for:
      Income taxes                    $  172   $   96   $  521
                                      ======   ======   ======
      Interest                        $1,044   $1,466   $1,916
                                      ======   ======   ======

SCHEDULE A:

                                                                            Year ended
                                                                           December 31
                                                                               2002
                                                                           -----------
Cash and cash equivalents resulting from the merger with Elbit
   Assets acquired and liabilities assumed on the merger date:
      Working capital deficiency, net (except cash and cash equivalents)    $   6,970
      Property and equipment                                                   (9,225)
      Investments in affiliated companies                                      (5,423)
      Other investments                                                      (111,482)
      Other long-term assets                                                   (1,820)
      Goodwill                                                                (18,275)
      Long-term liabilities                                                    40,122
      Investment at equity prior to merger                                     42,739
      Minority interests                                                           82
      Issuance of shares and options                                           71,195
                                                                            ---------
      Cash and cash equivalents acquired                                    $  14,883
                                                                            =========

SCHEDULE B:

                                                                            Year ended
                                                                           December 31
                                                                               2002
                                                                           -----------
Cash and cash equivalents resulting from the share purchase of DEP
   Assets acquired and liabilities assumed at the share purchase date:
   Working capital deficiency, net (except cash and cash equivalents)       $ 19,115
   Property and equipment                                                        (28)
   Investments in affiliated companies                                       (40,493)
   Other investments                                                          (3,315)
   Intangible assets                                                          (5,486)
   Long-term liabilities                                                       1,451
   Investment at equity prior to acquisition                                     385
   Minority interests                                                           (794)
   Issuance of shares                                                         29,449
                                                                            --------
   Cash and cash equivalents acquired                                       $    284
                                                                            ========

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

SCHEDULE C:

                                                                             Year ended December 31,
                                                                           --------------------------
                                                                             2004     2003     2002
                                                                           --------   ----   --------
Cash and cash equivalents resulting from newly consolidated subsidiaries
   Assets acquired and liabilities assumed at the purchase date:
      Working capital deficiency, net (except cash and cash equivalents)    $ 1,071    $--   $  3,230
      Deposits                                                                  (31)    --         --
      Property and equipment                                                   (618)    --     (2,007)
      Intangible assets                                                      (1,350)    --    (12,024)
      Deferred taxes                                                             --     --      3,260
      Accrued severance pay, net                                                 --     --        179
      Long-term liabilities                                                     431     --         --
      Investment at equity prior to acquisition                                 678     --      8,231
      Minority interests                                                         66     --      2,109
                                                                            -------    ---   --------
      Cash and cash equivalents acquired                                    $   247    $--   $  2,978
                                                                            =======    ===   ========

SCHEDULE D:

                                                                            Year ended December 31,
                                                                            -----------------------
                                                                                2003       2002
                                                                              --------   -------
Change in cash and cash equivalents resulting from disposal of businesses
   Assets and liabilities at date of sale:
      Working capital, net (except cash and cash equivalents)                 $   (708)  $  (677)
      Property and equipment                                                     1,274       266
      Intangible assets                                                          6,532       200
      Deferred tax liability                                                      (907)       --
      Accrued severance pay, net                                                    --       (33)
      Gain resulting from sale of businesses                                    22,833     1,991
   Securities received:
      Marketable securities                                                     (5,400)   (1,600)
      Other investments                                                         (1,000)   (2,131)
      Investment in affiliated Company                                         (30,272)       --
      Liability incurred                                                         3,000        --
                                                                              --------   -------
      Net decrease in cash and cash equivalents                               $ (4,648)  $(1,984)
                                                                              ========   =======

The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

          a. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a multi-national high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates, primarily in the fields of medical devices, telecom, semiconductors, software and advanced materials.

          b. On August 22, 2004 Discount Investment Corporation Ltd. ("DIC") completed a tender offer to purchase 2,203,425 of the Company's shares. Following the consummation of the tender offer, DIC's interest in the Company increased from approximately 38.5% to approximately 46% of the Company's outstanding shares.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

          The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

          a.   Use of estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars

               The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company, its principal subsidiaries and affiliates are conducted is the U.S. dollar. Most of the Company's assets and liabilities are in U.S. dollars and sales of its subsidiaries are mainly in U.S. dollars. Therefore, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

               Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

               Accordingly, amounts in currencies other than U.S dollars have been translated as follows:

               Monetary balances - at the exchange rate in effect on the balance sheet date.

               Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

               All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial expenses (income), net.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          b.   Financial statements in U.S. dollars (Cont.)

               The financial statements of an affiliate accounted for under the equity method, whose functional currency is not the U.S. dollar, have been translated into dollars in accordance with SFAS 52. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of income amounts have been translated using average exchange rates prevailing during the year. The resulting aggregate translation adjustments are reported as a component of accumulated other comprehensive income in shareholders' equity.

          c.   Principles of consolidation

               The consolidated financial statements include the accounts of the Company and its subsidiaries, in which the Company has a controlling voting interest and of VIEs for which the Company is the primary beneficiary according to the provisions of FIN 46, as described below. Inter-company balances and transactions have been eliminated upon consolidation.

               In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIE") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

               In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either
               (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities, or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations.

               FIN 46 requires a VIE to be consolidated by the party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both.

               A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on a majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

               FIN 46 was effective immediately for VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the provisions of FIN 46, as revised, were adopted as of March 31, 2004. The adoption of FIN 46 did not have a significant effect on the Company's financial statements. For additional information on the Company's VIE, see Note 3g.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          c.   Principles of consolidation (Cont.)

               As of the balance sheet date the significant subsidiaries whose balances and results are consolidated are:

                                                                        December 31,
                                                                 -------------------------
                                                                        2004    2003
                                                                       -----   -----
                                                                            % of
                                                                 outstanding share capital
                                                                 -------------------------
               Elbit Ltd. ("Elbit")                                    100.0   100.0
               DEP Technology Holdings Ltd. ("DEP")                    100.0   100.0
               RDC Rafael Development Corporation Ltd. ("RDC")          49.6    48.0
               Elron SW Inc. ("ESW") (formerly: Elron Software
                  Inc. "ESI")                                             --    95.6
               Elron Telesoft Ltd. and Elron Telesoft Export
                  Ltd. (together "ET group") (in 2003- Elron
                  Telesoft Inc.)                                       100.0    98.9
               Galil Medical Ltd. ("Galil")                             59.1    51.8
               Mediagate Ltd. ("Mediagate") (in 2003 -
                  Mediagate N.V)                                       100.0    69.1
               SELA Semiconductors Engineering Laboratories
                  Ltd. ("SELA")                                         54.4      --
               Starling Advanced Communications Ltd.
                  ("Starling")                                          66.5      --
               3DV Systems Ltd. ("3DV")                                 94.8      --

          d.   Business combinations

               Business combinations have been accounted for using the purchase method of accounting. Under the purchase method of accounting the results of operations of the acquired business are included from the effective date of acquisition. The costs to acquire companies, including transactions costs, have been allocated to the underlying net assets of each acquired company in proportion to their respective fair values. Any excess of the purchase price over estimated fair values of the identifiable net assets acquired has been recorded as goodwill.

          e.   Cash and cash equivalents

               Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

          f.   Bank deposits

               Bank deposits with original maturities of three months or more but less than one year are presented as part of short-term investments. Deposits are measured at amortized cost plus accrued interest. Interest on deposits is recorded as financial income.

          g.   Marketable securities

               Management determines the classification of marketable investments in debt securities with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations at each balance sheet date.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          g.   Marketable securities (Cont.)

               Some marketable securities are classified as trading securities and are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) relating to trading securities as well as interest on such securities are included as other income (expenses).

               Certain marketable securities covered by SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("SFAS 115") are classified as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported net-of-tax in accumulated other comprehensive income, a separate component of shareholders' equity. Realized gains and losses on sales of investments, and decline in value judged to be other than temporary, are included in the consolidated statement of operations. When computing realized gain or loss, cost is determined on an average basis. Interest and amortization of premium and discount on debt securities are recorded as financial income.

               Debt securities, which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost plus accrued interest. Interest and amortization of premium and discount on such debt securities are recorded as financial income.

          h.   Inventories and contracts in progress

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items and technological obsolescence.

               Cost is determined as follows:
               Raw materials - using the "first in, first out" method. Contracts-in-progress - represent amounts related to contracts as determined by the percentage of completion method of accounting. Finished Products - on the basis of direct manufacturing costs with the additional of allocable indirect manufacturing.

          i.   Investments in companies

               Investments in common stock or in-substance-common stock of entities in which the Company has significant influence but less than a controlling voting interest are accounted for using the equity method ("affiliated companies") (see below for provisions of EITF 02-14). Significant influence is presumed to exist when the Company holds between 20%-50% of the investee's voting stock. However, whether or not the Company has significant influence depends on evaluation of certain factors including among others, the Company's representation on the investee's board of directors, agreements with other shareholders, additional voting rights, participation in policy making processes, existence of material intercompany transactions and technological dependency and the extent of ownership by the Company in relation to the concentration of other shareholders.

               In July 2004, the EITF reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 states that the Company must apply the equity method of accounting to investments in common stock and in in-substance-common stock if it has the ability to exercise significant influence over the operating and financial policies of the investee.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          i.   Investments in companies (Cont.)

               EITF 02-14 defines in-substance-common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 are effective beginning in the fourth quarter of 2004. For investments that are not common stock or in-substance-common stock, but were accounted for under the equity method prior to the effective date of EITF 02-14, the equity method of accounting should be discontinued at the effective date. Previously recognized equity method earnings and losses are not reversed. Upon adoption of EITF 02-14, the Company evaluated all its existing investments at the adoption date and concluded that no change should be made to its current accounting treatment as a result of the adoption of EITF 02-14.

               The Company discontinues applying the equity method when its investment (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or is not otherwise committed to provide further financial support to the affiliate.

               According to EITF 02-18 "Accounting for Subsequent Investments in an Investee after suspension of Equity Method Loss Recognition" ("EITF 02-18"), in cases where the Company suspended equity method loss recognition in a certain investee, and it subsequently invests in the aforementioned investee (not resulting in the ownership interest increasing from one of significant influence to one of control), if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the Company recognizes previously suspended losses up to the amount of the additional investment determined to represent the funding of prior losses. Whether the investment represents the funding of prior losses, however, depends on the facts and circumstances.

               In circumstances where the Company's ownership in an affiliate is in the form of a preferred security or other senior security, the Company recognizes losses based on the ownership level of the particular affiliate's security or loan held by the Company to which the equity method losses are being applied.

               The excess of the purchase price over the fair value of net tangible assets acquired is attributed to goodwill, technology and other identifiable intangible assets. Technology and other identifiable intangible assets are amortized over a period of approximately 5-15 years, commencing from the acquisition date.

               Gains arising from issuance of shares by affiliated companies to third parties are recorded as income in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to Staff Accounting Bulletin ("SAB") No. 51 "Accounting for Sales of Stock by a Subsidiary".

               When an investment in an investee, that was previously accounted for on other than the equity method, becomes qualified for use of the equity method by an increase in level of ownership, the equity method of accounting is adopted retroactively and financial statements of prior periods are adjusted accordingly.

               Investments in partnerships are accounted for under the equity method.

               Investments in non-marketable securities of companies, in which the Company does not have the ability to exercise significant influence over operating and financial policies, and investments in non-marketable companies that are not common stock or in-substance-common stock, are presented at cost.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          i.   Investments in companies (Cont.)

               Management evaluates investments in affiliates and other companies for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, the Company records a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, management evaluates financial information (e.g. budgets, business plans, financial statements, etc.) in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

          j.   Property and equipment

               Property and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                 %
                                                    --------------------------
               Land and Buildings                               0-4
               Computers, Machinery and Furniture               6-33
               Motor vehicles                                  15-20
               Leasehold improvements               over the term of the lease

          k.   Impairment and disposal of long-lived assets

               The Company's and its subsidiaries' long-lived assets (including identifiable intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment is measured by the difference between the carrying amount of the asset and its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

               See Notes 12(5) and 12(6) regarding impairment of intangible assets.

          l.   Intangible assets

               Intangible assets include mainly technology, goodwill and other identifiable intangible assets acquired in connection with the purchase of subsidiaries and businesses. Technology and other identifiable intangible definite lived assets are amortized over their estimated useful lives.

               The Company and its subsidiaries evaluate the amortization periods of all identifiable intangible assets to determine whether events or circumstances warrant revised estimates of useful lives.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          l.   Intangible assets (Cont.)

               Effective January 1, 2002, the Company adopted the full provisions of SFAS No. 142 "Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142 goodwill and intangible assets with indefinite lives are no longer amortized but instead are tested for impairment at least annually (or more frequently if impairment indicators arise).

               SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

               In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. In 2003 no instances of impairment were found. In 2004 the fair value of the systems and projects segment (reporting unit) of ET group was found to be lower than its carrying value. The second phase was then performed. The second phase of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit (see also Note 12(5)).

               Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the discounted cash flow methodology include estimates of future cash flows, future short-term and long-term growth rates and discount rates. The Company performs its annual impairment tests during the fourth fiscal quarter of each year.

               The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

          m.   Revenue recognition

               The Company's subsidiaries sell, software, license and support systems and disposable medical products.

               Software sales are accounted for in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. Other sales and revenues are accounted for in accordance with SAB No. 104, "Revenue Recognition in Financial Statements" ("SAB 104").

               Revenues from license fees or product sales are recognized when delivery of the product has occurred, the fee is fixed or determinable, collectibility is probable, vendor specific objective evidence exists to allocate total fees to elements of an arrangement (in the case of license fees) and persuasive evidence of an arrangement exists.

               Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          m.   Revenue recognition (Cont.)

               When the products are warranted, a provision is recorded for probable costs, in connection with the warranties, based on the Company's subsidiaries' experience and estimates.

               Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1, "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is measured by the efforts expended method based on the ratio of hours performed to date to estimated total hours at completion. Anticipated losses on contracts are charged to earnings when identified. Estimated gross profit or loss from contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

               Deferred revenues include unearned amounts received under maintenance and support contracts and amounts received from customers but not recognized as revenues.

               Revenues from service agreement on a cost plus basis are recognized as the services are performed, based on the costs incurred.

          n.   Research and development costs

               Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the subsidiaries' product development process, technological feasibility is established upon completion of a working model. Costs, incurred by the Company's subsidiaries between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are charged to the statement of operations, as incurred.

          o.   Advertising costs

               Advertising costs are charged to the consolidated statement of operations as incurred.

          p.   Royalty-bearing grants

               Royalty-bearing grants from the Government of Israel and other governmental institutions for funding approved research and development projects, and royalty-bearing grants from the Government of Israel for the encouragement of marketing activity are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. Such grants are included as a deduction of research and development costs and sales and marketing expenses, respectively.

               Research and development and marketing grants received by certain of the Company's subsidiaries in 2004 amounted to $1,716 and $0, respectively, (2003 - $487 and $0, respectively, 2002 - $850 and $105, respectively).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          q.   Income taxes

               The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities, using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          r.   Income (loss) per share

               Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year; ordinary share equivalents are excluded from the computation if their effect is anti-dilutive.

               In 2003 and 2002, all shares relating to the outstanding stock options have been excluded from the calculation of the diluted net loss per ordinary share because all such stock options were anti-dilutive. The total ordinary share equivalents relating to the outstanding options, excluded from the calculations of diluted net loss per share, was 1,799 and 5,007 for the years ended December 31, 2003 and 2002, respectively. In 2004, 174,165 stock options were excluded from the calculation of the diluted net income per ordinary share, since these stock options were anti-dilutive.

          s.   Stock based compensation

               For stock options granted prior to 2003, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award or if applicable at a subsequent measurement date. Compensation cost is recorded over the vesting period on a straight line basis.

               Effective January 1, 2003 the Company adopted the fair value recognition provisions of FASB Statement No.123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the prospective method of adoption selected by the company under the provisions of FASB Statement No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"), the recognition provisions will be applied to all employee awards granted, modified, or settled after January 1, 2003. Compensation cost is recorded over the vesting period on a straight line basis.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          s.   Stock based compensation (Cont.)

               The expense related to stock-based employee compensation included in the determination of net income (loss) for 2004, 2003 and 2002 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS 123 as of its original effective date, pro forma net income (loss) and pro forma basic and diluted net income (loss) per share would be as follows:

                                                                    Year ended December 31,
                                                                 ----------------------------
                                                                   2004      2003      2002
                                                                 -------   -------   --------
                  Net income (loss), as reported                 $84,133   $(7,205)  $(41,579)
                  Add: Stock-based employee compensation
                     expense included in reported net income
                     (loss)                                          626       973        933
                  Deduct: Total stock-based employee
                     compensation expense determined under the
                     fair value based method for all awards          822     1,377      2,876
                                                                 -------   -------   --------
                  Pro forma net income (loss)                    $83,937   $(7,609)  $(43,522)
                                                                 =======   =======   ========
               Income (loss) per share:
                  Basic - as reported                            $  2.87   $ (0.25)  $  (1.58)
                  Basic - pro forma                                 2.87     (0.26)     (1.66)

                  Diluted - as reported                             2.86     (0.25)     (1.58)
                  Diluted - pro forma                               2.86     (0.26)     (1.66)

               The fair value of stock options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002:

                                         2004   2003   2002
                                         ----   ----   ----
               Risk-free Interest Rate    2.5%     1%   1.5%
               Expected Dividend Yield      0%     0%     0%
               Expected Volatility         42%    53%    39%
               Expected Lives             2.8    2.7    2.1

               The Company's additional disclosures required by SFAS 123 and SFAS 148 are provided in Note 18.

               Call options granted to employees to purchase shares in subsidiaries, affiliates and other companies are recorded at fair value using the Black-Scholes option-pricing model. The fair value of the option is recorded as a liability and changes in the liability are recorded as compensation expenses in general and administrative expenses.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          t.   Comprehensive income (loss)

               Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders equity that under generally accepted accounting principles are excluded from the net income (loss). For the Company, such items consist of unrealized gains and losses on available for sale securities, foreign currency translation adjustments, minimum pension liabilities and unrealized gains and losses on derivative instruments in an affiliated company (See Note 27).

          u.   Severance pay

               The Company's and its subsidiaries' liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company's liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               Severance pay expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $878, $731 and $611, respectively.

          v.   Discontinued operations

               Under SFAS 144, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

          w.   Fair value of financial instruments

               SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term deposits and debentures, trade receivables, other receivables, trade payables, other payables and short-term and long-term bank loans. The estimated fair value of these financial instruments approximates their carrying value as of December 31, 2004 and 2003, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

               It was not practical to estimate the fair value of the Company's investments in shares and loans of non-public affiliates and other companies because of the lack of a quoted market price and the inability to estimate the fair value of each investment without incurring excessive costs. The carrying amounts of these companies were $64,146 and $48,992 at December 31, 2004 and 2003, respectively, and they represent the original cost, net of any impairment charges, and in the case of affiliates also the Company's equity in the losses of the affiliates and its share in the changes of the affiliates equity, since the dates of acquisition.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          x.   Concentrations of credit risk

               Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable debentures and trade receivables.

               Cash and cash equivalents and bank deposits are invested mainly in U.S. dollars with major banks in the United States and Israel. Marketable debentures are debentures of U.S. corporations with high credit quality and with limited amount of credit exposure to any corporation. Accordingly, the Company's management believes that minimal credit risk exists with respect to these investments.

               Trade receivables are derived from sales to major customers located primarily in Israel and in the U.S. The Company's subsidiaries perform ongoing credit evaluations of their customers and obtain letters of credit and bank guarantees for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection and a general allowance is provided to cover additional potential exposures.

               As of the balance sheet date there is no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

               Regarding foreign exchange contracts entered into subsequent to balance sheet date - see Note 8(2).

          y.   Recently issued accounting pronouncements

               i. In February 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS 115's scope and are not accounted for by the equity method, which are defined as "cost method investments." The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements are effective for annual reporting periods ending after June 15, 2003. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations. The disclosure requirements are effective for annual reporting periods ending after June 15, 2004.

               ii. In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          y.   Recently issued accounting pronouncements (Cont.)

               iii. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29") is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

               iv. On December 16, 2004 the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R), supersedes APB 25, and amends FASB Statement No. 95, "Statements of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

                    SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

                         1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

                         2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purpose of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

                    The company plans to adopt SFAS 123(R) using the modified-prospective method.

                    The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the "modified prospective method" described in SFAS 148. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R) on July 1, 2005.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          y.   Recently issued accounting pronouncements (Cont.)

                    Because SFAS 123(R) must be applied not only to new awards but also to previously granted awards that are not fully vested on the effective date, and because the Company adopted SFAS 123 using the prospective transition method (which applied only to award granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123(R). However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 25 to the consolidated financial statements.

          z.   Reclassifications

               Certain prior year amounts were reclassified to conform with current year financial statement presentation.

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES

          a.   Elbit

               On May 15, 2002, Elron completed its merger with Elbit, a high technology operational holding company, in which it previously held 44%. As a result, each outstanding ordinary share of Elbit, other than shares held by Elron, was exchanged for 0.45 ordinary shares of Elron and, accordingly, Elron issued 5,617,601 ordinary shares. Elron also assumed options held by Elbit's employees and issued 240,525 ordinary shares of Elron with a fair value of $997.

               The purchase price of the Elbit acquisition was approximately $73,914, which was calculated as follows:

               Fair value of Elron ordinary shares issued                $70,220
               Transaction and other costs                                 2,719
               Fair value of options assumed(*)                              975
                                                                         -------
               Total                                                     $73,914
                                                                         =======

               (*)  Net of intrinsic value of $22.

               Ordinary shares were valued based on the average price of Elron's ordinary shares during the period beginning on the day of the announcement of the exchange ratio (September 4, 2001) and ending five days thereafter. The fair value of options assumed was determined using the Black & Scholes pricing method.

               The purchase price has been allocated to the fair value of Elbit's tangible and intangible assets acquired and liabilities assumed as follows:

               Current assets                                          $ 12,216
               Long-term investments                                     65,586
               Other long-term assets                                     1,061
               Property and equipment, net                                6,285
               Goodwill (not deductible for tax purposes)               *12,135
               Liabilities assumed                                      (23,369)
                                                                       --------
               Net assets acquired                                     $ 73,914
                                                                       ========

               * After reduction of $6,600 due to reversal of valuation allowance in respect of deferred taxes - see below.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          a.   Elbit (Cont.)

               At the acquisition date net deferred tax assets relating to loss carryforwards have been fully offset by a valuation allowance. Subsequent to that date, Elbit recorded a tax benefit in the amount of approximately $6,600 and $7,700 in 2002 and 2003, respectively, and reduced its valuation allowance in respect of the abovementioned deferred tax assets. Since the tax benefits recognized were in respect of the loss carryforwards of Elbit at the acquisition date, Elron recorded the tax benefits as a reduction of goodwill.

               The goodwill recorded relates to the "Other Holdings and Corporate Operations" segment and reflects the synergies that resulted from the combined entity, including a reduction in operational and management costs, the creation of an enhanced platform, a more simplified and efficient organizational structure and greater resources and scope of operations, which benefited Elron's subsidiaries and affiliated companies.

               Elbit's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the merger (May 15, 2002). See Note 9 for pro forma information.

          b.   DEP

               On May 6, 2002, Elron completed the purchase of shares of DEP in which it previously held 33%. Pursuant to the share purchase agreement signed on November 19, 2001, with DIC, which then held approximately 42% of Elron's shares, Elron issued 2,261,843 ordinary shares to DIC in exchange for DIC's investment (67%) in DEP, including rights to loans in the amount of approximately $3,529 provided by DIC to RDC, a subsidiary of DEP, in which DEP then held 48.04% of its outstanding shares (50.1% of the voting rights) and Rafael Armament Development Authority ("Rafael"), through its subsidiary Galram Technology Industry Ltd. ("Galram"), then held 47.84%. RDC was established for the purpose of exploiting Rafael's technology in non-military markets.

               DEP invests directly and indirectly (through RDC) in high technology companies, which are primarily engaged in the fields of communications, medical devices and semiconductors.

               The share purchase enhanced Elron's position in the high technology markets enabling Elron to manage existing DEP investments independently.

               The purchase price of the DEP acquisition was $29,502, of which $29,449 represents the fair market value of the issued Elron ordinary shares, which has been calculated using the average price of Elron's shares during a period of a few days before and after the announcement date multiplied by the number of shares to be issued to DIC, and $53 represents transaction costs.

               The purchase price has been allocated to the fair value of DEP's tangible and intangible assets acquired and liabilities assumed.

               The allocation of the purchase price was as follows:

               Current assets                                          $    467
               Long-term investments                                     38,233
               Property and equipment, net                                   19
               Intangible assets                                          2,339
               Liabilities assumed                                      (11,556)
                                                                       --------
               Total                                                   $ 29,502
                                                                       ========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          b.   DEP (Cont.)

               The amount of $38,233, allocated to investments in companies accounted for under the equity method, included amounts allocated to intangible assets of these equity investments and is net of any related deferred taxes. Out of the $38,233, the aggregate amount allocated to identifiable intangible assets of the equity investments was approximately $16,500 and an aggregate amount of approximately $6,500 was recorded as goodwill. The goodwill is not deductible for tax purposes.

               Net deferred tax assets relating to operating loss carryforwards have been fully offset by a valuation allowance at the share purchase date. In 2003 RDC recorded a tax benefit of approximately $2,000 and reduced its valuation allowance in respect of the abovementioned deferred tax asset. The tax benefit was recorded as a reduction to goodwill included in investments in affiliated companies.

               DEP's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the closing of the share purchase (May 6, 2002). See Note 9 for pro forma information.

          c.   Galil

               Galil Medical Ltd. ("Galil") develops, manufactures and markets systems and disposable kits for the performance of minimal invasive cryo-therapy by means of freezing tissues.

               1. On April 30, 2002, Elron and RDC converted notes of Galil, in which Elron then held 3.7% and in which RDC then held 32.1% in an amount of $3,160.

                    During 2002 and 2003, certain existing shareholders of Galil entered into note purchase agreements with Galil for an investment in convertible notes of Galil (the "Notes") in an aggregate amount of up to $16,000, according to which Elron and RDC together invested in the Notes approximately $5,700 and $3,700 in 2002 and 2003, respectively.

               2. On June 27, 2002, Elron purchased 10.75% of the outstanding shares of Galil from Lumenis Ltd. ("Lumenis") in consideration for $850. As a result of this transaction, Elron's direct interest in Galil increased to 15.09% and together with its indirect share through RDC, Elron acquired a controlling voting interest in Galil and, accordingly, Galil's financial statements have been consolidated in the Company's consolidated financial statements subsequent to the date of the purchase from Lumenis. See Note 9 for pro forma information.

               3. On July 1, 2003, Galil announced the completion of the merger of Galil's urology business and the Brachytherapy business of Amersham plc (LSE, NYSE, OSE: AHM) ("Amersham") (Amersham was subsequently acquired by General Electric Company (NYSE:GE) ("GE")). According to an agreement signed on April 22, 2003, a new company, Oncura Inc. ("Oncura"), was incorporated. Oncura provides minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. At the closing, Amersham and Galil each contributed the assets necessary for Oncura to conduct the Cryotherapy business and the Brachytherapy business, respectively, in the urology field and in exchange, Amersham received 78% and Galil received 22% of the outstanding shares of Oncura. In addition, at the closing, Galil purchased 3% of Oncura from Amersham in consideration for $4,500 resulting in Galil's owning an aggregate interest of 25% in Oncura.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          c.   Galil (Cont.)

                    Galil and Amersham each entered, separately, into supply and R&D service agreements pursuant to which Galil and Amersham shall provide Oncura with certain exclusive supply, manufacturing and R&D services, on a cost plus basis, according to terms and conditions stipulated in the relevant agreements.

                    Galil accounted for the transfer of its business in exchange for an interest in Oncura as a non-monetary exchange which was recorded at fair value. The fair value of the transaction was approximately $150,000. As Galil retains an indirect interest in the tangible and intangible assets transferred to Oncura, the portion of the gain relating to the interest retained has been deferred. This deferred gain is realized according to the rate of amortization of the assets transferred by Galil to Oncura.

                    Accordingly, the investment in Oncura, which is accounted for under the equity method, was recorded in the amount of approximately $30,000.

                    As a result, a gain on the transaction of approximately $21,200 was recorded in 2003 in the statement of operations under "Gain from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net". The gain is net of realization of goodwill, related to the "Other Holdings and Corporate Operations" segment, in the amount of approximately $500. Elron's share in the gain (net of minority interest and income taxes) amounted to approximately $4,400.

                    The investment in Oncura as of the date of the transaction included amounts allocated to goodwill of approximately $14,200, to other intangibles of $23,800 and to deferred tax liabilities of $9,100.

                    In 2003, Galil signed a loan agreement with Oncura, according to which Galil has committed to extend loans to Oncura up to an aggregate principal amount of $2,000. As of December 31, 2004, Galil advanced $875 to Oncura in respect of this agreement. The loan bears an interest rate of Libor+0.75% per annum and is to be repaid in March 2006.

               4. On January 31, 2004, Galil and its shareholders, entered into an agreement to restructure the share capital of Galil pursuant to which all outstanding preferred shares, Notes convertible into preferred shares and certain loans granted were converted into ordinary shares and all their associated rights were cancelled. As a result of the restructure, Elron's and RDC's respective holdings in Galil increased to 20.2% and 38.9%.

          d.   ESW

               On September 2, 2003, Elron's majority owned subsidiary, ESI, sold substantially all of its assets and business to Zix Corporation ("Zix"), a publicly traded company on Nasdaq (Nasdaq:
               ZIXI) and a global provider of e-messaging protection and transaction services. In consideration for the assets and business sold, Zix issued to ESI 1,709,402 unregistered shares of its Common stock, with a market value of approximately $6,000 and a convertible note bearing an interest rate of 5.75% ("the Note") in the amount of $1,000. The Note was converted into 262,454 shares of Zix Common stock, in the fourth quarter of 2003. As part of the transaction, Zix assumed certain liabilities of ESI in the net amount of approximately $1,000. Following the transaction, ESI changed its name to ELRON SW, INC. ("ESW").

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          d.   ESW (Cont.)

               In determining the gain on the sale of ESI's business, Elron valued the Zix Common stock at $5,400 (a discount from market value of approximately 10% due to certain restrictions on their sale). Accordingly, Elron recorded a gain on the sale of approximately $4,100 of which $2,500 represents an elimination of a liability to minority shareholders previously recorded by Elron with respect to options granted to ESW's employees due to the expiration of the unexercised options.

               The business sold by ESW represents a component of an entity as defined in SFAS 144 and since the criteria for reporting discontinued operations under SFAS 144 is met, the results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations. Comparative data have been reclassified accordingly.

               The Zix Common stock had been accounted for as available for sale securities in accordance with SFAS 115. As of December 31, 2004, all of the Zix shares were sold (see note 5(2)).

               As of December 31, 2004, ESW was voluntarily dissolved.

          e.   Mediagate

               1. In 2002, Elron converted loans advanced to Mediagate during 2001 and 2002 in the amount of $3,588 to 32,828,510 preferred F shares and invested approximately $2,500 through a rights offering for which Elron received 58,562,543 preferred F shares. As a result of these transactions, Elron's interest in Mediagate's outstanding shares increased from 29% to approximately 68% and accordingly the accounts of Mediagate have been consolidated with those of Elron subsequent to the date of the additional investment. See
                    Note 9 for pro forma information.

                    The amount allocated to technology and the remaining technology which arose from previous acquisitions amounted to approximately $4,400. The estimated useful life of the technology was 7 years. The excess of the purchase price over the estimated fair values of the identifiable net assets acquired in the amount of approximately $2,500 was recorded as goodwill, which is not deductible for tax purposes. The goodwill relates to the "Other Holdings and Corporate Operations" segment.

               2. In December 2003, Mediagate signed an agreement with Telrad Networks Ltd. ("Telrad"), for the sale of its technology and related intellectual property assets. Telrad is an Israeli corporation providing telecommunications solutions worldwide. The closing of the transaction occurred on January 28, 2004. According to the agreement, the consideration for the technology is in the form of royalties, up to a maximum of $5,000 to be paid on future sales through December 31, 2009, of products that are based on Mediagate's technology. The royalties range from 5% of sales in 2004 and increase gradually up to 15% of sales in 2009.

                    The royalties to be received approximated the carrying value of the technology sold at the date of the transaction. Accordingly, the above transaction did not have any effect on the Company's consolidated results of operations for the year ended December 31, 2003.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          e.   Mediagate (Cont.)

                    As a result of the Company's revised estimate about the realizability of future royalties to be received, the Company recorded in 2004 an impairment loss of approximately $4,200 ($2,700 net of tax) in respect of the intangible asset relating to Mediagate's technology. This impairment loss is included under "Impairment of intangible assets and property and equipment".

                    The royalties to be received are pledged to secure bank loans of Mediagate (see Note 17f).

          f.   VFlash

               In September 2002, Elbit VFlash ("VFlash"), a wholly-owned subsidiary of Elbit, sold a significant portion of its assets to 24/7 Real Media Inc. ("24/7"), a publicly traded company on Nasdaq (Nasdaq: TFSM), in exchange for 4,100,000 common shares of 24/7. 24/7 provides marketing and technology solutions to online marketers and publishers.

               Concurrently with the above sale, Elron invested through Elbit $ 1,000 in consideration for 100,000 convertible preferred shares of 24/7 which were converted in February 2003, into 4,840,271 common shares.

               The Company viewed the sale of VFlash's principal assets and the purchase of the preferred shares as one transaction and accordingly recorded a gain of approximately $2,000 in respect of the sale based on the closing price of 24/7 at the date of the transaction. The business sold by VFlash represents a "component of entity" as defined in SFAS 144 and since the criteria for reporting discontinuing operations under SFAS 144 is met, VFlash's results of operations and the above gain were classified as discontinued operations in the statement of operations.

               The common shares had been accounted for as available for sale securities in accordance with SFAS 115. In 2003, all of the 24/7 shares were sold for a total consideration of approximately $5,200, resulting in a realized gain of approximately $2,000 ($800 net of tax).

          g.   Starling

               Towards the end of 2003, RDC and Elbit Systems Ltd. ("ESL") formed a new company, Starling, in order to develop connectivity solutions for broadband access for commercial aircrafts. RDC and ESL both contributed technologies in exchange for a 50% ownership interest each in Starling. In addition, RDC and ESL granted Starling convertible loans in the amount of $300 each, which were converted into shares in October 2004. Upon the adoption of FIN 46 (see Note 2c), the Company has consolidated Starling as Starling was determined to be a variable interest entity and the Company its primary beneficiary.

               On October 21, 2004 Elron completed an investment of $3,000 in Starling of which $1,500 was invested immediately and an additional $1,500 will be invested no later than April 21, 2005. Following the investment, Elron's direct interest in Starling is approximately 33% and its beneficial ownership (directly and through RDC) is approximately 66%.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:-  BUSINESS COMBINATIONS AND SALE OF BUSINESSES (Cont.)

          h.   SELA

               During 2004, RDC converted previously granted debentures in the amount of $437 invested in SELA to shares, thereby acquiring a controlling voting interest in SELA. Accordingly, SELA's financial statements have been consolidated subsequent to June 30, 2004. The consolidation of SELA did not have a material effect on the Company's financial statements.

          i.   3DV

               3DV's financial statements have been consolidated subsequent to December 31, 2003, following the transfer in the beginning of 2004, for no consideration, of most of the minority's shares to Elron and RDC. The consolidation of 3DV did not have a material effect on the Company's financial statements.

NOTE 4:-  CASH AND CASH EQUIVALENTS

          Includes mainly bank deposits in U.S. dollars, bearing a weighted average interest rate of 2.14% per annum (December 31, 2003 - 1.08%).

NOTE 5:-  SHORT-TERM INVESTMENTS

                                        Weighted Average
                                       Interest rate as of
                                        December 31, 2004       December 31,
                                       -------------------   ------------------
                                                %              2004      2003
                                       -------------------   --------   -------
Available-for-sale securities: (1)
   Corporate debentures                        2.97          $ 44,979   $ 1,971
   Zix shares (2)                                                  --     7,159
                                                             --------   -------
                                                               44,979     9,130
Certificate of deposits                        4.51               223     1,558
Held-to-maturity debentures (3)                                    --     1,237
Bank deposits (3)                              1.77           100,801    25,223
Trading securities                                                  6        10
                                                             --------   -------
                                                             $146,009   $37,158
                                                             ========   =======
      (1) Includes unrealized gains                          $     --   $ 4,458
                                                             ========   =======
          Includes unrealized losses                         $    253   $    12
                                                             ========   =======

     (2) Of the 1,971,856 shares received, 1,117,155 shares (including 262,454 shares which resulted from the conversion of the convertible note) were sold in 2003 in consideration for approximately $9,000, resulting in a realized gain of approximately $4,800 ($3,200 net of tax) and 854,701 shares were sold in 2004 in consideration for approximately $8,100 resulting in a realized gain of approximately $5,400 ($3,600 net of tax).

     (3) As of December 31, 2003 the debentures and deposits were used to collateralize current maturities of long-term loans taken by ET group and ESW, which were all repaid in 2004.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 6:-  TRADE RECEIVABLES, NET

                                                                   December 31
                                                                 ---------------
                                                                  2004     2003
                                                                 ------   ------
          Open balances*                                         $4,878   $3,715
          Unbilled receivables                                    1,234    1,301
                                                                 ------   ------
                                                                 $6,112   $5,016
                                                                 ======   ======
          * Net of allowance for doubtful accounts               $  574   $  398
                                                                 ======   ======

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES

          a.   Affiliated companies are as follows:

                                                               December 31,
                                                       -------------------------
                                                              2004   2003
                                                       -----------   -----------
                                                                  % of
                                                Note   outstanding share capital
                                               -----   -------------------------
               Elbit Systems ("ESL")           7d(1)            --   19.7
               Given Imaging                   7d(2)          24.7   23.2
               ChipX                           7d(3)          26.5   36.1
               K.I.T eLearning                 7d(4)            --   45.0
               Wavion                          7d(5)          37.5   37.5
               Oren                            7d(6)          40.9   40.9
               NetVision                       7d(7)          45.7   45.7
               AMT                             7d(8)          40.3   28.3
               Oncura                          3c             25.0   25.0
               SELA                            3h               --   49.5
               3DV Systems                     3i               --   47.7
               Pulsicom                        --             18.2   18.2
               Notal Vision                    --             25.5   23.6
               CellAct                         --             45.0   45.0
               Avantry                         --               --   32.9
               Ingeneo                         --               --   28.0

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          b.   Composition of investments: (1)(2)

                                                                      December 31
                                                                  -------------------
                                                                    2004       2003
                                                                  --------   --------
               ESL                                                $     --   $ 87,672
               Given Imaging                                        71,748     23,665
               Oncura                                               29,259     29,674
               Others                                               16,117     15,808
                                                                  --------   --------
                                                                  $117,124   $156,819
                                                                  ========   ========
               (1) Includes loans and convertible loans
                   (bearing a weighted average interest rate of
                   1.95% per annum (December 31, 2003 - 3.72%))   $  7,122   $  3,298
                                                                  ========   ========
               (2) Difference between the carrying amounts of
                   investments and the Company's share in the
                   net equity of affiliates, attributed to
                   technology, goodwill and other intangible
                   assets                                         $ 81,726   $ 45,311
                                                                  ========   ========

          c.   Fair market value of marketable securities:

                                                             December 31
                                                     -----------------------
                                                            2004   2003
                                                            ----   ----
                                  Stock Exchange     U.S. dollars in millions
                               -------------------   ------------------------
               ESL             Tel-Aviv and Nasdaq          $ --   $143
               Given Imaging   Tel-Aviv and Nasdaq          $245   $107

          d.   Additional information

               1.   ESL

                    In 2002 Elron sold 380,000 shares of Elbit Systems Ltd. ("ESL") (NASDAQ: ESLT), for approximately $ 5,900, resulting in a gain of approximately $1,800.

                    On July 8, 2004, Elron announced the signing of a definitive agreement for the sale of all of its holdings in ESL constituting approximately 19.6% of the outstanding share capital of ESL to Tadiran Communications Ltd., in consideration for approximately $197,000. The closing of the transaction was subject to the right of first refusal of Federmann Enterprises Ltd. ("Federmann Enterprises"), the other major shareholder of ESL. On July 28, 2004, Federmann Enterprises exercised its right of first refusal, following which the shares were sold to Federmann Enterprises for approximately $197,000. As a result, Elron recorded in the third quarter of 2004 a gain of approximately $104,600 which net of tax amounted to approximately $91,500. The gain net of tax includes a reduction of approximately $21,600 in the tax expense as a result of the reversal of a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          d.   Additional information (Cont.)

               2.        Given

                    a. During 2002, Elron and RDC sold 98,666 shares and 500,000 shares, respectively, of Given Imaging Ltd. ("Given") in consideration for approximately $1,100 and $5,900, respectively. In addition, a former senior executive of RDC exercised a call option granted to him in 1999, and purchased from RDC 172,800 shares of Given at an exercise price of $0.17 per share (see also Note 14(2)(c)). As a result of the above transactions, a gain of approximately $5,300 was recorded in 2002.

                         In 2003, RDC sold 753,600 shares of Given for a total consideration of approximately $7,800, resulting in a gain of approximately $4,400 ($70 net of tax and minority interest).

                         As a result of these transactions, Elron's consolidated interest in Given decreased to approximately 23%.

                    b. In May 2003, a Share Purchase Agreement was signed between RDC, Elron and Rafael, according to which, RDC sold 2,000,000 unregistered shares of Given to Elron and Rafael (one million each) for a total consideration of $12,184. RDC used $5,000 of the proceeds to repay shareholders' loans to Rafael and Elron. This transaction did not have any effect on the Company's consolidated results of operations and the Company's consolidated interest in Given.

                    c. In April 2004, RDC, then a 48% held subsidiary, purchased from one of its shareholders (a former senior executive of RDC) treasury shares amounting to approximately 3% of its outstanding share capital. In consideration for the treasury shares, RDC distributed to the shareholder 200,000 shares of Given. The number of the distributed Given shares was calculated based on the relative fair values of the shares of RDC and of Given on the date the agreement to purchase the treasury shares was signed (May 2003). The transaction was completed in April 2004, after receipt of various approvals required under the agreement.

                         RDC recorded the purchase of the treasury shares based on the fair value of Given's shares on the date of distribution. Accordingly, RDC recorded a gain on the distribution of Given shares of approximately $5,800.

                         RDC's purchase of the treasury shares resulted in Elron increasing its interest in RDC by approximately 1.5% to approximately 49.6%. This acquisition of the additional interest in RDC was accounted for by the purchase method.

                         Accordingly, Elron recorded the additional interest in RDC at fair value of approximately $1,900 and recorded its share of the gain in the distribution of Given shares in the amount of $1,400, net of tax and minority interest.

                         The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $1,900 and was allocated mostly to RDC's remaining investment in Given.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          d.   Additional information (Cont.)

               2.        Given (Cont.)

                    d. In June 2004, Given completed its secondary public offering of 2,880,750 ordinary shares at $32.00 per share, comprising 1,500,000 shares issued by Given and 1,380,750 shares (including 375,750 shares as a result of the exercise of the underwriters' over allotment option) sold by existing shareholders. In the aforementioned offering, RDC sold 300,000 ordinary shares in consideration for approximately $9,000. Given received net proceeds of approximately $44,300.

                         As a result of the sale of Given's shares by RDC and the issuance of shares by Given, Elron's direct and indirect interest in Given decreased from approximately 16% to approximately 15%, and Elron recorded a gain of $15,200 ($6,700 net of tax and minority interest).

                    e. During the second half of 2004, Elron purchased 1,373,513 ordinary shares of Given in consideration for approximately $43,900. As a result, Elron's direct and indirect ownership interest in Given increased from approximately 15% to approximately 20%. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $39,500 and was allocated as follows: approximately $30,400 to intangible assets other than goodwill, such as customer base and technology, approximately $1,700 to in-process research and development activities ("IPR&D"), and approximately $7,400 to goodwill.

                         Products which did not receive marketing clearance by regulatory authorities as of the acquisition date are considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 12 years. The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item "Equity in losses of affiliated companies" in the statements of operations.

                    f.   For employee call options - see Note 14(2)(a).

               3.        ChipX

                         In March 2004, ChipX Incorporated ("ChipX") (formerly:
                         Chip Express Corporation) completed a private placement in which it issued 7,594,928 redeemable preferred shares in consideration for $12,000. Elron purchased 1,632,564 redeemable preferred shares in consideration for approximately $2,600. As a result, Elron's voting interest in ChipX decreased from approximately 33% to approximately 27%. The aforementioned transaction had no effect on Elron's results of operations.

               4.        KIT

                         In July 2003 Elron invested $2,000 in K.I.T. eLearning B.V ("KIT"), in consideration for 1,243,396 Series B-2 preferred shares, as part of an aggregate investment of $4,000, the balance of which was invested by DIC. KIT was previously held by Elron at a rate of approximately 29%.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          d.   Additional information (Cont.)

               4.   KIT (Cont.)

                    In addition to this investment, Elron's loan to KIT in the amount of $1,500 (which was granted during 2001 and 2002) was converted into 324,388 series B-1 preferred shares of KIT. Following the investment and the loan conversion, Elron held approximately 45% of KIT's outstanding shares.

                    In March 2004, Elron together with the other shareholders of KIT, DIC and Kidum IT Ltd. (together "the sellers") completed the sale of KIT, then held 45% by Elron, to Online Higher Education B.V, a subsidiary of Laureate Education, Inc. (formerly: Sylvan Learning Systems) (Nasdaq: LAUR), a global leader in higher education, in consideration for $9,400, of which Elron received approximately $5,700. The gain resulting from the sale amounted to approximately $5,300. In addition, the sellers are entitled to a future payment of up to $10,000 based on future earnings of KIT in the years 2006 and 2007, from which Elron's share will be up to approximately $5,700.

               5.   Wavion

                    In 2003, Elron invested $3,000 in Wavion Inc. ("Wavion") in consideration for 3,575,686 Series B preferred shares, out of an aggregate amount of $12,500 raised by Wavion in a private placement from Elron and new investors. In addition to this investment, Elron converted previously granted loans into 1,787,843 Series A1 preferred shares. As a result, Elron's ownership interest in Wavion decreased from 45% to approximately 38%. The abovementioned transaction did not have an effect on the Company's results of operations.

               6.   Oren

                    In July 2003, Elron purchased 6,581,671 preferred E2 shares of Oren Semiconductors Inc. ("Oren") in consideration for $3,000, as part of an aggregate investment of $8,000 of existing shareholders and of Zoran Corporation (Nasdaq:
                    ZRAN).

                    In addition to this investment, Elron and other existing shareholders converted all the loans previously granted to Oren, in the amount of approximately $8,400, of which Elron's part was approximately $4,400. Elron's loans were converted to 3,824,563 preferred E1 shares of Oren. Following the investment and the loan conversion, Elron's interest in Oren increased from approximately 17% to approximately 41% and accordingly Elron began applying retroactively the equity method of accounting to its investment in Oren.

               7.   NetVision

                    During the first quarter of 2004, Elron and DIC each granted NetVision Ltd. ("NetVision") a loan of $2,000 in order to enable NetVision to repay a portion of its line of credit to a lending bank. Due to the uncertainty with regard to NetVision's initial public offering on the Tel-Aviv Stock Exchange, and in accordance with EITF 02-18, Elron recognized in the second quarter of 2004 all previously suspended equity method losses in NetVision in the amount of the loan granted.

                    During the second half of 2004, Elron and DIC each granted NetVision additional loans of approximately $3,300. The loans from Elron bear an interest rate of Libor + 2% per annum and are to be repaid on December 2005.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:-  INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          d.   Additional information (Cont.)

               8.   AMT

                    In August 2002, Elron completed an investment of approximately $5,000 in A.M.T Advanced Metal Technologies Ltd. ("AMT") as part of an aggregate investment in convertible notes of $8,700. AMT, an Israeli private company, develops, markets and licenses technologies, through its group companies, for amorphous and nano-crystalline advanced materials, for a wide range of commercial applications. Currently, AMT is focusing on two of its group companies, namely A.H.T. Advanced Heating Technologies Ltd., which uses amorphous metals for heating products, and ACS Advanced Coding Systems Ltd. ("ACS"), which develops, markets and sells products using amorphous metals for brand protection against counterfeiting and diversion and anti-shoplifting electronic article surveillance. The convertible notes are convertible into preferred shares of AMT, or into shares held by AMT of certain of its subsidiaries. Elron is entitled to the rights attached to the convertible notes on an "as converted" basis as a shareholder of AMT and, in addition, has special voting rights in certain specified circumstances.

                    In June 2004, Elron completed an investment of $3,000 in convertible notes of AMT, together with an international strategic partner which also invested $3,000 in AMT's convertible notes. In addition, existing AMT shareholders, including Elron, converted shareholder loans into convertible notes in the aggregate amount of approximately $2,700, of which Elron converted approximately $1,600. In addition, Elron and the other investors in AMT were issued warrants to purchase convertible notes of AMT for a total amount of up to approximately $33,250, which may be exercised over various periods up to a maximum of 48 months from the closing date of the transaction. As a result of the transaction, Elron increased its ownership interest from approximately 28% to approximately 35% on a fully diluted basis (excluding warrants) and on an "as converted" basis. The excess of the purchase price over the Company's share in the equity acquired amounted to approximately $4,200. The Company is in the process of obtaining valuations of certain intangible assets; thus the allocation of the purchase price is subject to refinement. Based on a preliminary valuation performed, the aforementioned excess was allocated as follows: approximately $3,700 to intangible assets other than goodwill with a weighted average useful life of 10 years, approximately $900 to in-process research and development activities ("IPR&D"), approximately $200 to tangible assets and approximately $600 to deferred tax liabilities.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          e.   Summarized information

               Summarized combined financial information is as follows:

                                            Given     Others
                                          --------   --------
December 31, 2004:
   Balance sheet information:
      Current assets                      $110,433   $ 66,990
      Non-current assets                    13,791    233,213
      Total assets                         124,224    300,203
      Current liabilities                   17,446     82,060
      Non-current liabilities               10,984     82,499
      Minority interest                      1,177        493
      Redeemable preferred stock                --     34,272
      Shareholders' equity (deficiency)     94,617    100,879

Year Ended December 31, 2004:

Statement of operations information:
Revenues                                  $ 65,020   $158,965
Gross profit                                47,286     53,494
Net income (loss) from continuing
   operations and net income (loss)          2,888    (29,769)

                                              ESL       Given      ChipX       AMT      Others
                                          ----------   -------   --------   --------   --------
December 31, 2003:
   Balance sheet information:
      Current assets                      $  577,715   $42,625   $  8,141   $  1,349   $ 55,725
      Non-current assets                     446,021    12,944      2,753      2,175     49,941
      Total assets                         1,023,736    55,569     10,894      3,524    105,666
      Current liabilities                    378,017     7,655      3,810      4,822     70,713
      Non-current liabilities                188,525     1,192        557     11,264     31,936
      Minority interest                        4,115     1,924         --        472         --
      Redeemable preferred stock                  --        --     41,800         --      1,189
      Shareholders' equity (deficiency)      452,079    44,798    (35,273)   (13,034)     8,273

Year Ended December 31, 2003:

Statement of operations information:
Revenues                                  $  897,980   $40,359   $ 13,746   $  1,359   $ 89,490
Gross profit                                 224,419    26,988      2,664       (527)    23,307
Net income (loss) from continuing
   operations and net income (loss)           45,945    (9,609)    (7,813)    (3,796)   (17,660)

                                            ESL       Given     Others
                                         --------   --------   --------
Year ended December 31, 2002:
Statement of operations information:
   Revenues                              $827,456   $ 28,904   $ 88,843
   Gross profit                           222,143     16,997     17,659
   Net income (loss) from continuing
      operations and net income (loss)     45,113    (18,310)   (34,458)

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:- INVESTMENTS IN AFFILIATED COMPANIES (Cont.)

          f.   Goodwill and intangible assets allocated to investments

               The annual estimated amortization expense relating to intangible assets allocated to investments accounted for under the equity method, which will be included in the line item "Equity in losses of affiliated companies" in the statement of operations, for each of the five years in the period ending December 31, 2009 is approximately as follows:

                          Total amortization
                          ------------------
               2005   -        $5,500
               2006   -        $5,000
               2007   -        $4,900
               2008   -        $4,900
               2009   -        $4,900

               The remaining weighted average amortization period of the intangible assets is approximately 12.5 years.

               At the balance sheet date, the Company has goodwill in the amount of $24,200 allocated to investments accounted for under the equity method.

          g.   Impairment

               As a result of an other-than-temporary decline in value of certain investments, the company recorded impairment losses with respect to affiliated companies of $700, $500 and $2,400, in 2004, 2003 and 2002, respectively. Such impairment losses are included as part of the Company's equity in losses of affiliated companies.

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES

                                                                              December 31
                                                                         -------------------
                                                                           2004       2003
                                                                         --------   --------
               Marketable securities presented as available-for-sale
                  securities: (1)
               Partner (2)                                               $136,208   $124,315
               Other                                                          950        556
                                                                         --------   --------
                                                                          137,158    124,871
                                                                         --------   --------
               Partnerships                                                 3,176      2,136
                                                                         --------   --------
               Other investments and long-term receivables (3)(4)          15,595      1,792
                                                                         --------   --------
                                                                         $155,929   $128,799
                                                                         ========   ========
               (1)  Includes unrealized gains                            $ 90,484   $ 78,607
                                                                         ========   ========

               (2)  Partner Communications Company Ltd. ("Partner")

                    As of December 31, 2004 and 2003, Elbit holds 15,856,551 shares of Partner. In 2003, Elbit sold 6,278,226 shares of Partner, in which it previously held 12.2%, in consideration for approximately $29,300. As a result, Elron recorded a realized gain of approximately $11,000 ($7,100 net of tax). As of December 31, 2004, Elbit holds approximately 8.6% of the outstanding shares of Partner.

                    See Note 17(d) regarding the pledging of Partner shares.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

               (2)  Partner (Cont.)

                    Subsequent to balance sheet date, on February 8, 2005 the Company announced that Elbit and the other Israeli founding shareholders of Partner, except for Matav Investments Limited ("Matav") (together the "Sellers"), have irrevocably offered to sell to Partner an aggregate of 31.7 million Partner shares (of which approximately 15.8 million shares have been offered by Elbit), representing the Sellers' entire holdings in Partner (17.2% of Partner's outstanding ordinary shares of which Elbit holds approximately 8.6%). The aggregate consideration for the shares shall be determined based on a price per share reflecting a 10% discount to Partner's 20 day volume weighted average market price prior to the date Partner obtains the approval of its shareholders, up to a maximum price per share of NIS 32.22 (approximately $7.37) per share and not less than NIS 31.04 (approximately $7.10) per share. On February 23, 2004 Partner announced that its Board of Directors has approved the acceptance of the offer. The offer is conditional upon various conditions precedent, including the release of the share pledges in favor of Partner's lending banks currently covering the shares. The acceptance of the offer by Partner is subject to it obtaining all corporate and regulatory consents and approvals required by law or Partner's general license. Subject to all conditions to closing being satisfied, closing of the sale to Partner is scheduled to occur no later than 81 days from date of the offer. There is no assurance that the sale of partner shares to Partner will be consummated.

                    In certain circumstances in which Partner does not purchase shares from the Sellers, an alternative arrangement entered into between the Sellers and Partner's largest shareholder, Hutchison Telecommunications International Limited. (NYSE:
                    HTX, SEHK: 2332) ("Hutchison") shall become effective. Under this agreement, the Sellers shall be entitled to sell their
                    31.7 million Partner shares in the market in coordinated stages. As part of the alternative transaction, Hutchison shall have an option to acquire up to 13.8 million of these shares at a 12% discount to the average market price, prior to such shares being offered for sale into the market. The sellers may elect not to proceed with the alternative arrangement The alternative arrangement is subject to certain conditions being satisfied and there is no assurance that the alternative arrangement will be consummated.

                    Matav shall have the option to participate, as a seller, in the sale to Partner or the alternative arrangement with respect to a majority of its Partner shares. If Matav elects not to exercise such option, Matav has a three month option to sell to the Sellers the same amount of its Partner shares at the same price that Matav could have sold, had it originally participated in the sale to Partner or the alternative arrangement, as the case may be.

                    In the event of the completion of the sale to Partner, the Company will receive proceeds ranging between approximately $90 million and $116 million and will record an estimated gain, after tax, ranging between approximately $33 million and $44 million, depending among others, on the price per share in the sale to Partner and the amount of shares sold to Partner based on whether or not Matav participates in the sale. If Matav participates in the sale to Partner, the Company's beneficial holding in Partner after the sale to Partner will be reduced to approximately 2.1%.

                    As part of the Company's policy to limit its exposure to foreign currency risks, Elron hedged the dollar value to be received from the sale of its Partner shares by the purchase of a zero cost collar, at a dollar/NIS exchange rate ranging from $4.36 to $4.44 for a period of 81 days.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:- INVESTMENTS IN OTHER COMPANIES AND LONG-TERM RECEIVABLES (Cont.)

               (3) During 2004, 2003 and 2002, Elron recorded impairment losses of approximately $800, $3,700 and $1000, respectively, in respect of certain investments and receivables, (in 2004 and 2003, mainly receivables relating to the sale of Textology (previously consolidated subsidiary) and Cellenium).

               (4)  Other investments include mainly the following companies:

                                                  December 31,
                                    ---------------------------------------
                                     Note             2004   2003
                                    ------            ----   ----
                                             % of outstanding share capital
                                             ------------------------------
                    Jordan Valley   8(4)(a)           27.8    --
                    Impliant        8(4)(b)           27.7    --
                    Avantry             --            10.7    --

               (a)  Jordan Valley

                    On October 21, 2004, Elron purchased 32,901 Preferred A shares of Jordan Valley Semiconductor Ltd. ("Jordan Valley"), in consideration for approximately $6,700, as part of an aggregate investment of approximately $9,000 raised by Jordan Valley. The balance of the aggregate investment in Jordan Valley was invested by Clal Industries and Investments Ltd. ("Clal") by way of conversion of previously granted loans. Jordan Valley is an Israeli private company engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Following the investment Elron holds 25% of Jordan Valley on a fully diluted basis. Elron's holding percentage is subject to adjustments based on Jordan Valley's future performance. Jordan Valley is also 40% owned (indirectly) by Clal, an approximately then 64% held subsidiary of IDB Development Corporation Ltd. ("IDBD"), which also then owned approximately 67% of DIC. Clal, IDBD, and DIC are publicly traded on the Tel Aviv Stock Exchange. Elron's investment in Jordan Valley was approved by the shareholders of Elron and Clal on October 21, 2004. Since the investment in preferred A shares is not considered to be an investment that is in-substance-common stock, the investment in Jordan Valley is accounted for under the cost method.

               (b)  Impliant

                    On December 28, 2004, Elron invested approximately $7,300 in consideration for 19,962,500 Preferred C shares of Impliant Inc. ("Impliant") as part of a financing round of approximately $18,000 from new and existing investors of Impliant. Impliant is a privately held medical device company, engaged in the development of a novel posterior motion preservation system for spine surgery and a line of cushion-bearing joint arthroplasty products. Following the investment, Elron holds approximately 20% of Impliant, on a fully diluted basis.

                    Since the investment in preferred C shares is not considered to be an investment that is in-substance-common stock, the investment in Impliant is accounted for under the cost method.

NOTE 9:- SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

          The pro forma information regarding 2002 presents the results of operations of Elron after giving effect to the merger with Elbit, the share purchase of DEP and the acquisition of a controlling interest in Galil and Mediagate as if they had been in effect at the beginning of 2002, and includes the effect of amortization of intangible assets from these dates.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 9:- SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED) (Cont.)

          The following pro forma information is based upon the historical financial statements (after reclassification of discontinued operations) of Elron, Elbit, DEP, Galil and Mediagate. The pro forma data does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined companies.

          The pro forma data is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the merger, the share purchase or the acquisition of a controlling interest in Galil and Mediagate been consummated at the dates indicated, nor are they necessarily indicative of future operating results or financial condition.

          Pro forma combined results of operations

                                                                       Year ended December 31,
                                                               ------------------------------------
                                                                   2004          2003        2002
                                                               -----------   -----------   --------
                                                               As reported   As reported   Proforma
                                                               -----------   -----------   --------
          Net revenues                                          $ 16,330       $16,547     $ 17,608
          Equity in losses of affiliated companies               (10,492)       (8,698)     (16,308)
          Gain from disposal of businesses and affiliated
             companies and changes in holdings in affiliated
             companies, net                                      132,396        25,754        6,674
          Other income, net                                        4,784        14,665        1,801
                                                                --------       -------     --------
          Total income                                           143,018        48,268        9,775
          Costs and expenses                                      39,164        37,497       52,973
                                                                --------       -------     --------
          Income (loss) before taxes on income                  $103,854       $10,771     $(43,198)
                                                                ========       =======     ========
          Income (loss) from continuing operations              $ 84,587       $(6,970)    $(34,005)
                                                                ========       =======     ========
          Net income (loss)                                     $ 84,133       $(7,205)    $(54,649)
                                                                ========       =======     ========
          Basic net income (loss) from continuing operations
             per share                                          $   2.89       $ (0.24)    $  (1.17)
                                                                ========       =======     ========
          Diluted net income (loss) from continuing
             operations per share                               $   2.88       $ (0.24)    $  (1.17)
                                                                ========       =======     ========
          Basic net income (loss) per share                     $   2.87       $ (0.25)    $  (1.88)
                                                                ========       =======     ========
          Diluted net income (loss) per share                   $   2.86       $ (0.25)    $  (1.88)
                                                                ========       =======     ========
          Weighted average number of ordinary shares used in
             computation of basic net income (loss) per
             share (thousands)                                    29,266        29,194       29,131
                                                                ========       =======     ========
          Weighted average number of ordinary shares used in
             computation of diluted net income (loss) per
             share (thousands)                                    29,385        29,194       29,131
                                                                ========       =======     ========

NOTE 10:- LONG-TERM DEBENTURES AND BANK DEPOSITS

          As of December 31, 2003 the balance included a $700 debenture, bearing an interest rate of 5.3% per annum.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 11:- PROPERTY AND EQUIPMENT, NET

                                                          Year ended December 31
                                                          ----------------------
                                                               2004      2003
                                                             -------   -------
          Land and Building                                  $10,060   $10,177
          Leasehold improvements                               2,773     2,279
          Computers, furniture and machinery                   4,559     2,040
          Motor vehicles                                         611       691
                                                             -------   -------
                                                              18,003    15,187
          Less - accumulated depreciation                      9,939     6,870
                                                             -------   -------
          Property and equipment, net                        $ 8,064   $ 8,317
                                                             =======   =======

          Depreciation expenses amounted to approximately $1,137, $1,590 and $2,360 for the years ended December 31, 2004, 2003 and 2002, respectively.

          See Note 12(5) for impairment loss recorded in respect of property and equipment.

NOTE 12:- GOODWILL AND OTHER INTANGIBLE ASSETS

                                                                            December 31
                                                            Period of    -----------------
                                                          amortization     2004      2003
                                                          ------------   -------   -------
                                                              years
          Cost:
          Technology and other intangible assets (1)          5-12       $   533   $11,801
          Goodwill                                                        10,268    14,698
          Intangible assets with indefinite useful life                    2,629     2,339
                                                                         -------   -------
                                                                          13,430    28,838
                                                                         -------   -------
          Accumulated amortization:
          Technology and other intangible assets (1)                         183     4,172
          Goodwill                                                            --     2,679
                                                                         -------   -------
                                                                             183     6,851
                                                                         -------   -------
          Amortized cost                                                 $13,247   $21,987
                                                                         =======   =======

          1. During 2004, technology and other intangible assets decreased due to the write-off of certain intangible assets (see 5 and 6 below).

          2. The annual estimated amortization expense relating to Elron's intangible assets, other than goodwill existing as of December 31, 2004, for each of the five years in the period ending December 31, 2009 is approximately as follows:

                          Total amortization
                          ------------------
               2005   -           $70
               2006   -           $70
               2007   -           $80
               2008   -           $80
               2009   -           $40

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 12:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

          3. The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

                                                                                  Other
                                                                                Holdings
                                                                     System        and
                                                         Internet      and      Corporate
                                                         products   projects   operations    Total
                                                         --------   --------   ----------   -------
               Balance as of January 1, 2003              $ 1,085   $ 5,591     $14,862     $21,538
               Goodwill write-off relating to sale of
                  businesses                               (1,085)       --        (781)     (1,866)
               Adjustment of goodwill due to reversal
                  of valuation allowance in respect to
                  of deferred tax assets - see Note 3a
                  and 3b                                       --        --      (7,653)     (7,653)
                                                          -------   -------     -------     -------
               Balance as of December 31, 2003            $    --   $ 5,591     $ 6,428     $12,019

               Impairment losses (5)                           --    (1,980)         --      (1,980)
               Newly consolidated companies                                         229         229
                                                          -------   -------     -------     -------
               Balance as of December 31, 2004            $    --   $ 3,611     $ 6,657     $10,268
                                                          =======   =======     =======     =======

          4. Amortization expenses amounted to approximately $731, $1,073 and $1,044 for the years ended December 31, 2004, 2003 and 2002, respectively.

          5. The goodwill associated with the Systems and Projects segment (reporting unit) which consists of the operations of the ET group is usually tested for impairment in the fourth quarter. In light of ET group's results of operations, the technology, property and equipment and subsequently the goodwill associated with the Systems and Projects asset group and reporting unit, respectively, were tested for impairment during the third quarter of 2004. As a result of the impairment test, the Company recorded impairment losses of approximately $2,700 and $200 relating to technology and property and equipment, respectively and approximately $2,000 relating to goodwill. These impairment losses are included in separate line items in the statement of operations. The fair value of the aforementioned reporting unit and asset group was estimated using the discounted cash flows approach.

               The abovementioned goodwill was subsequently tested for impairment in the fourth quarter of 2004, and no instances of impairment were found.

          6. Regarding the write-down of an intangible asset relating to Mediagate - see also Note 3e(2).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 13:- SHORT-TERM LOANS FROM BANKS AND OTHERS

                                                            Weighted
                                                            Average
                                                         Interest rate
                                                          December 31,
                                                              2004          December 31
                                                         -------------   ----------------
                                                               %          2004      2003
                                                         -------------   ------   -------
               Short-term loans from banks denominated
                  in NIS                                     6.39%       $1,699   $    82
               Short-term loans from banks denominated
                  in U.S. dollars                            4.45%          380    11,000
               Short-term loans from others                                  --       904
                                                                         ------   -------
                                                                         $2,079   $11,986
                                                                         ======   =======
               For collateral - see Note 17c

NOTE 14:- OTHER PAYABLES AND ACCRUED EXPENSES

                                                                  December 31
                                                               -----------------
                                                                 2004      2003
                                                               -------   -------
          Payroll and related expenses (1)                     $ 3,044   $ 2,752
          Provision for income taxes                            19,044       521
          Accrued expenses                                         521     1,364
          Accrued projects expenses                                441     1,323
          Deferred revenues                                        501        --
          Employees call options (2)                             3,835     2,146
          Provision for rent                                     1,007        --
          Others                                                 2,940     5,514
                                                               -------   -------
                                                               $31,333   $13,620
                                                               =======   =======
          (1) Includes provision for vacation pay              $ 1,016   $   876
                                                               =======   =======

          (2)  EMPLOYEE CALL OPTIONS

          a. The Company's Chairman of the Board has options to acquire up to 1.5% of any shares or other securities acquired by the Company in Wavion and up to 0.75% of any shares or other securities acquired by the Company or through DEP in Galil. These options shall be exercisable at the weighted average price of investments made by the Company with respect to any of those two companies until the date of exercise of the options. The options shall be exercisable for a period of three years commencing on the later of January 1, 2000 or the date of the latest investment by the Company in the relevant entity.

               During 2004, the Company's Chairman of the Board exercised options previously granted to him and purchased 21,751 shares of Given from the company, in consideration for approximately $49. As a result, Elron recorded a gain of approximately $600.

          b. During 2001, the Board of directors approved the grant of options to certain officers of the Company to acquire between 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of the investments made by Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 14:- OTHER PAYABLES AND ACCRUED EXPENSES (Cont.)

          c. In 1999, RDC granted two former senior employees with call options to purchase up to 5% of the investments held by RDC at that date at an exercise price as determined in the call option agreement. During 2002, a former senior employee of RDC exercised a call option with respect to 172,800 shares of Given at an exercise price of $0.17 per share.

          All aforementioned options were recorded at fair value. The fair value of each option granted (as described in paragraphs a - c above) is estimated using the Black and Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2004, 2003 and 2002, respectively: (1) expected life of the option of 4, 3.89 and 4.97, respectively; (2) dividend yield of 0% for all periods; (3) expected volatility of the options of 50%, 0% to 65% and 0% to 92%, respectively; and (4) risk-free interest rate of 2.5%, 1% and 1.5%, respectively.

          In respect of the aforementioned call options, compensation expense (income) amounted to $1,414, $957 and ($780) for the years ended December 31, 2004, 2003 and 2002, respectively. These compensation expenses are included in General and administrative expenses.

NOTE 15:- LONG-TERM LOANS FROM BANKS AND OTHERS

          a.   COMPOSITION

                                                                 December 31
                                                             ------------------
                                                               2004      2003
                                                             -------   --------
               Long-term loans from banks (1)                $ 3,420   $ 59,079
               Long-term loans from others (2)                 3,626      2,163
                                                             -------   --------
                                                               7,046     61,242

               Less-current maturities (1)                    (2,974)   (44,021)
                                                             -------   --------
                                                             $ 4,072   $ 17,221
                                                             =======   ========

               (1) As of December 31, 2003, mainly bank loans of ESW and ET group in U.S. dollars, bearing an annual interest rate of Libor plus a weighted average of 1.23% (the Libor rate as of December 31, 2003 was 1.16%).

                    As of December 31, 2004 and 2003, the balance also includes a loan to Mediagate in the amount of approximately $2,600 bearing an annual interest rate of the Wholesale Interest Rate plus 1% (the Wholesale Interest Rate as of December 31, 2004 and 2003 was approximately 3.3% and 2.2%, respectively). The loan will be repaid from future royalties to be received by Mediagate from Telrad (see Note 3e).

               (2) As of December 31, 2004 and 2003 an amount of $2,199 and $2,163, respectively, represents loans from Galram to RDC which are denominated in New Israeli Shekel ("NIS") and do not bear interest or linkage. These amounts are included in current maturities of long term loans.

                    As of December 31, 2004, the amount also includes a loan of approximately $1,400 from the minority shareholders of a subsidiary. The loan bears interest at a rate of Libor plus 3% (the Libor rate as of December 31, 2004 is 2.21%).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 15:- LONG-TERM LOANS FROM BANKS AND OTHERS

          b. The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

               First year (current maturities)                            $2,974
               Second year                                                 1,439
               Third year                                                      7
               Fourth year                                                     6
               No specified maturity date (*)                              2,620
                                                                          ------
                                                                          $7,046
                                                                          ======

               (*) With respect to Mediagate's loan.

          c.   Collateral - see note 17.

NOTE 16:- INCOME TAXES

          a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               In accordance with the above law, results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

          b. Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

               Certain of the Company's subsidiaries in Israel are "industrial companies", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, are entitled to certain tax benefits, mainly accelerated depreciation and the right to claim public issuance expenses and amortization of costs relating to intangible assets and patents as deductible expenses for tax purposes.

          c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               Some of the Company's subsidiaries have been granted an "Approved Enterprise" status for their production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959. The main benefit to which these subsidiaries are entitled, conditional upon the fulfilling of certain conditions stipulated by the above law, is a ten-year exemption from tax on income derived from their production facilities in Israel. The ten-year period is limited to the earlier of twelve years from the commencement of production, or fourteen years from the approval date.

          d. During July 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment") which reduces the corporate tax rate from 36% to 35% in 2004 and progressively to a rate of 30% in 2007. Accordingly, Elron recorded a tax benefit as a result of the change in the tax rate in the amount of approximately $2,900 in 2004.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)

          e.   Taxes on income (tax benefit) are comprised as follows:

                                                                   Year ended December 31,
                                                                 --------------------------
                                                                   2004     2003      2002
                                                                 -------   ------   -------
               Current taxes                                     $16,394   $  423   $    99
               Adjustments of deferred tax assets and
                  liabilities for enacted changes in tax rates    (2,917)      --        --
               Deferred income taxes tax (benefit)                   508    6,229    (3,080)
               Taxes in respect of prior years                     1,147      182       119
                                                                 -------   ------   -------
                                                                 $15,132   $6,834   $(2,862)
                                                                 =======   ======   =======
               Domestic                                          $15,132   $6,834   $(2,862)
                                                                 =======   ======   =======
               Foreign                                           $    --   $   --   $    --
                                                                 =======   ======   =======

          f.   Deferred income taxes:

               Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                             Deferred Tax Asset    Deferred Tax Liability
                                                           ---------------------   ----------------------
                                                           Non current   Current    Current   Non current     Total
                                                           -----------   -------    -------   -----------   ---------
               As of December 31, 2004
               Deferred tax assets:
               Provision for doubtful accounts, vacation
                  and others                                $      --    $   341      $--      $     --     $     341
               Accrued severance pay, net                         363         --       --            --           363
               Trading marketable securities                       --         20       --            --            20
               Investments in affiliated and other
                  companies, net                               39,801         --       --        (1,659)       38,142
               Property and equipment and intangible
                  assets                                          184         --       --          (811)         (627)
               Tax loss carryforwards                          72,545         --       --         6,473        79,018
               Other                                               --      1,151       --            --         1,151
                                                            ---------    -------      ---      --------     ---------
                                                            $ 112,893    $ 1,512      $--      $  4,003     $ 118,408
                                                            ---------    -------      ---      --------     ---------
               Deferred tax liabilities:
               Available-for-sale marketable securities            --         --       --       (45,236)      (45,236)
                                                            ---------    -------      ---      --------     ---------
                                                              112,893      1,512       --       (41,233)       73,172

               Valuation allowance (1)                       (107,400)    (1,512)      --            --      (108,912)
                                                            ---------    -------      ---      --------     ---------
                                                            $   5,493    $    --      $--      $(41,233)    $ (35,740)
                                                            =========    =======      ===      ========     =========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)

          f.   Deferred income taxes: (Cont.)

                                                            Deferred Tax Asset     Deferred Tax Liability
                                                           ---------------------   ----------------------
                                                           Non current   Current    Current   Non current     Total
                                                           -----------   -------    -------   -----------   ---------
               As of December 31, 2003
               Deferred tax assets:
               Provision for doubtful accounts, vacation
                  and others                                $      --    $   309      $--      $     --     $     309
               Accrued severance pay, net                         216         --       --            --           216
               Trading marketable securities                       --         19       --            --            19
               Investments in affiliated and other
                  companies, net                               82,607         --       --            --        82,607
               Property and equipment and intangible
                  assets                                        5,218         --       --        (1,509)        3,709
               Tax loss carryforwards                          63,949         --       --         5,721        69,670
               Other                                               --        729       --            --           729
                                                            ---------    -------      ---      --------     ---------
                                                            $ 151,990    $ 1,057      $--      $  4,212     $ 157,259
                                                            ---------    -------      ---      --------     ---------
               Deferred tax liabilities:
               Available-for-sale marketable securities        (1,450)        --       --       (44,896)      (46,346)
                                                            ---------    -------      ---      --------     ---------
                                                              150,540      1,057       --       (40,684)      110,913
               Valuation allowance (1)                       (148,669)    (1,057)      --            --      (149,726)
                                                            ---------    -------      ---      --------     ---------
                                                            $   1,871    $    --      $--      $(40,684)    $ (38,813)
                                                            =========    =======      ===      ========     =========

               (1) As of December 31, 2004, the valuation allowance for deferred tax assets, for which their reversal will be allocated to reduce goodwill or other non-current intangible assets, aggregated approximately $5,700.

                    Regarding the deferred taxes in respect of tax carryforward losses in Elbit and DEP incurred prior to the acquisition date - see Note 3a and 3b.

          g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of income, is as follows:

                                                                   Year ended December 31,
                                                               ------------------------------
                                                                 2004       2003       2002
                                                               --------   --------   --------
               Income (loss) before taxes as reported in the
                  consolidated statements of operations        $103,854   $(10,771)  $(35,941)
                                                               ========   ========   ========
               Statutory tax rate                                    35%        36%        36%
                                                               ========   ========   ========
               Theoretical tax expense (income)                $ 36,349   $  3,878   $(12,939)
               Equity in losses of affiliated companies           3,672      3,131      8,708
               Tax exempt and reduced tax rate                       22        (36)      (637)
               Non-deductible expenses                              853      1,586     (3,242)
               Differences arising from the basis of
                  measurement for tax purposes                     (956)     2,233     (3,393)
               Deferred taxes on losses for which valuation
                  allowance was provided                          6,644      3,124      8,522
               Reversal of valuation allowance                  (29,682)    (7,264)        --
               Taxes in respect of previous years                 1,147        182        119
               Effect of change in tax rate                      (2,917)        --         --
                                                               --------   --------   --------
               Actual tax expenses (benefits)                  $ 15,132   $  6,834   $ (2,862)
                                                               ========   ========   ========
               Effective tax rate                                 14.57%      63.4%      (7.9)%
                                                               ========   ========   ========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 16:- INCOME TAXES (Cont.)

          h. As of December 31, 2004 the Company and its Israeli subsidiaries had tax loss carryforwards of approximately $260,000 and the Companies U.S subsidiary had tax loss carryforward of approximately $5,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be set against future taxable income.

          i.   Income (loss) before taxes on income is comprised as follows:

                                                     Year ended December 31,
                                                 ------------------------------
                                                   2004       2003       2002
                                                 --------   --------   --------
               Domestic                          $103,696   $(20,671)  $(11,211)
               Foreign                                158      9,900    (24,730)
                                                 --------   --------   --------
                                                 $103,854   $(10,771)  $(35,941)
                                                 ========   ========   ========

NOTE 17:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

          a. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending through 2011. Rent expenses amounted to approximately $554, $558 and $1,675 for the years ended December 31, 2004, 2003 and 2002, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

               First year    $  645
               Second year      518
               Third year       274
               Fourth year      152
                             ------
                             $1,589
                             ======

          b. Certain of the Company's subsidiaries are required to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and other institutions at the rate of 3%-5% of revenues derived from research and development projects in which the Government of Israel or the other institutions participated in financing up to an amount equal to 100% of the amount received by each company and in certain cases plus interest of Libor. As of December 31, 2004, the aggregate contingent obligation royalty amounted to approximately $3,100.

          c. Elron provided guarantees to banks of up to approximately $2,700 to secure bank loans and customer guarantees made available to ET group, of which approximately $1,700 have been utilized as of December 31, 2004 as bank loans and $226 as customer guarantees, respectively.

               As of December 31, 2004, Elron also provided a letter of comfort in connection with credit lines granted to ET group by a certain bank, pursuant to which Elron undertook not to dilute its holdings in ET group below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ET group, other than interest on outstanding loans and payments in the ordinary course of business.

          d. As of December 31, 2004 all shares of Partner held by Elbit are pledged to the banks providing financing to Partner, pro rata to the other original shareholders of Partner (See also Note 8(2)).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 17:- CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS (Cont.)

          e. The Company has provided letters of comfort in connection with credit lines granted to NetVision by banks. The aggregate amount borrowed under the credit lines at December 31, 2004, amounted to approximately $10,800. The comfort letters were jointly provided with the other major shareholder of NetVision, DIC, pursuant to which the Company and DIC undertook not to dilute their holdings in NetVision below a certain percentage.

          f. Mediagate's bank loan in the amount of approximately $2,600 has been secured by a first ranking pledge over the future royalties to be received from Telrad (See also Note 3e).

          g.   Legal proceedings:

          1. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

          2. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa District court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

               In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. In August 2004, the Haifa District Court issued a decision ordering the cancellation of the requirement of the claimants to pay a twenty million shekels filing fee. Certain of the defendants have requested permission to appeal the said decision of the Haifa District Court. It has not been determined when the defendants are required to file their statements of defense to the claim.

               The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

          3. In July 2003, ESW terminated the lease of its premises in the U.S. due to defects in the premises and the lessor's failure to repair the defects. The lessor rejected the termination of the lease and is seeking to enforce the lease and to claim all amounts due under the lease from ESW and Elron, as guarantor of the lease. The balance of the rental under the lease amounts to approximately $2,000. ESW is counterclaiming damages caused by the lessor. The Company's management is of the opinion that ESW has good defense arguments and that the above claim will not have a significant effect on the Company's results of operations.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 18:- SHAREHOLDERS' EQUITY

          a.   Share capital

               1. An ordinary share confers upon its holder voting rights, the right to receive dividends and the right to share in excess assets upon liquidation of the Company.

               2. On May 15, 2002 upon the merger with Elbit, the Company issued 5,617,601 ordinary shares. See Note 3a.

               3. On May 6, 2002, upon the acquisition of DEP shares, the Company issued 2,261,843 ordinary shares. See Note 3b.

          b.   Options to employees

               1.   Options to Elron's Employees

                    The Company has various stock option plans under which the Company may grant options to purchase the Company's shares to officers, directors and employees of the Company. Such options have been granted mainly with exercise prices below market price at the date of the grant. Generally, the options vest over a four-year period from the date of grant in four equal annual portions. The options expire after 5 to 9 years from the date of grant.

                    In May 2003, the Board of directors of the Company approved an option plan (the "2003 Option Plan") providing for the grant of 500,000 options to purchase 500,000 ordinary shares of the Company to eligible employees, directors and officers of the Company or of any subsidiaries of the Company.

                    As of December 31, 2004, 292,000 options were granted under the 2003 Option Plan at an average exercise price of $8.3 per share which price is to be adjusted in the event the Company distributes a dividend. The options vest over a period of four years in four equal annual portions and expire after 5 years from date of grant.

                                            2004                   2003                   2002
                                   --------------------   --------------------   --------------------
                                               Weighted               Weighted               Weighted
                                                average                average                average
                                   Number of   exercise   Number of   exercise   Number of   exercise
                                    options      price     options      price     options      price
                                   ---------   --------   ---------   --------   ---------   --------
          Outstanding-beginning
             of the year            791,777     $12.01     557,880     $13.92     404,974     $14.84
          Granted                    20,000      12.41     291,333       8.03     309,244*     10.50
          Exercised                (218,290)     10.35     (25,875)      6.84     (87,863)      6.88
          Forfeited                 (18,785)     13.39     (31,561)     13.10     (68,475)     12.91
                                   --------     ------     -------     ------     -------     ------
          Outstanding - end of
             the year               574,702     $12.44     791,777     $12.01     557,880     $13.92
                                   ========     ======     =======     ======     =======     ======
          Options exercisable at
             the end of the year    259,369     $16.56     313,320     $15.66     207,681     $14.59
                                   ========     ======     =======     ======     =======     ======

                    * Includes 240,525 options granted to Elbit's employees as a result of the merger (See Note 3a) of which 54,675 were unvested at the date of merger.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 18:- SHAREHOLDERS' EQUITY (Cont.)

          b.   Options to employees (Cont.)

                    The weighted average fair values and weighted average exercise prices of options granted during the years ended December 31, 2004, 2003 and 2002 were as follows:

                                         For options with an exercise price on the grant date that:
                                         ----------------------------------------------------------
                                                 Exceeds market price     Less than market price
                                               -----------------------   -----------------------
                                               Year ended December 31,   Year ended December 31,
                                               -----------------------   -----------------------
                                                2004    2003    2002       2004     2003   2002
                                                ----   -----   ------     ------   -----   -----
                    Weighted average
                       exercise prices           $--   $8.44   $14.86     $12.41   $8.00   $9.29
                    Weighted average
                       fair values on
                       grant date                $--   $1.30   $ 0.91     $ 5.51   $2.95   $4.01

               2. The following table summarizes information regarding outstanding and exercisable options as of December 31, 2004:

                                 Options outstanding                       Options exercisable
               -------------------------------------------------------   ------------------------
                                                Weighted-
                                   Number        average                    Number
                                 outstanding    remaining    Weighted-    outstanding   Weighted-
                                     at        contractual    average         at         average
                                December 31,       life       exercise   December 31,    exercise
               Exercise price       2004         (years)       price         2004         price
               --------------   ------------   -----------   ---------   ------------   ---------
                $7.77-8.437       306,333          3.39        $ 8.02        68,000       $ 8.00
                $10.38-11.69       51,500          2.95        $10.64         5,000       $10.38
                $12.41-13.33       42,703          3.42        $12.75        22,703       $13.06
                $18.09-19.05      141,166          1.57        $18.64       130,666       $18.62
                $29.38             33,000          2.83        $29.38        33,000       $29.38
                                  -------                                   -------
                                  574,702                                   259,369
                                  =======                                   =======

               3. In December 1999, the Company's shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,154 ordinary shares of the Company (the "1999 grant"). The options were granted ratably over a period of 3 years commencing February 2000 and are exercisable for a period of three years, commencing two years after the date of the grant. The exercise prices of the options granted in February 2000, 2001 and 2002 were $18.76, $18.76 and $13.01, respectively, as adjusted for dividends distributed in 2000.

                    In March 2001, the Company's shareholders approved a plan whereby the Chairman of the Board and the then Chief Executive Officer of the Company were granted options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options were granted ratably over a period of 3 years commencing June 2001 and are exercisable for a period of three years, from the date of the grant. The exercise prices of the options granted in June 2001, 2002 and 2003 were $19.05, $8.34 and $8.437, respectively.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 18:- SHAREHOLDERS' EQUITY (Cont.)

          b.   Options to employees (Cont.)

                    As of grant date, the weighted average fair value of the 1999 grant and the 2001 grant was $ 7.67 and $3.29 per share, respectively. The fair value was calculated using the Black & Scholes option-pricing model (see Note 2s for the assumptions used in the calculation).

                    Upon exercise of the options, the option holder will be granted a number of shares reflecting the intrinsic value of the options exercised, as calculated at the exercise date, in consideration for their par value only. These plans are considered to be variable plans as defined in APB 25 (except for the third portion of the 2001 grant which is accounted for under SFAS 123, See Note 2s). For options accounted under APB 25, compensation expense is calculated based on the quoted market price of the Company's stock at the end of each reporting period and is amortized over the remaining vesting period of the options.

                    In December 2004, 19,333 options at an exercise price per share of $8.34 from the 2001 grant were exercised into 8,623 shares.

               4. Compensation expense recorded during 2004 amounted to $545 (2003- $386, 2002- $222).

               5. The balance of deferred compensation as of December 31, 2004 amounted to $705.

NOTE 19:- INCOME (LOSS) PER SHARE

          Income (loss) per share is computed as follows:

                                        Year Ended December 31
                   --------------------------------------------------------------
                                2004                             2003                             2002
                               Number                           Number                           Number
                              of shares      Per               of shares     Per                of shares     Per
                                (in         share                 (in       share                  (in       share
                    income    thousands)   amount     Loss    thousands)   amount     Loss     thousands)   amount
                   -------   -----------   ------   -------   ----------   ------   --------   ----------   ------
Basic              $84,133      29,266      $2.87   $(7,205)    29,194     $(0.25)  $(41,579)    26,272     $(1.58)
                   =======                          =======                         ========
Effect of
   options of
   investees           (95)         --                 (200)       --                   (209)       --
Effect of
   dilutive
   stock options        --         119                   --        --                     --        --
                   -------      ------              -------     ------              --------     ------
Diluted             84,038      29,385      $2.86    (7,405)    29,194     $(0.25)   (41,788)    26,272     $(1.58)
                   =======      ======      =====   =======     ======     ======   ========     ======     ======

          All stock options issued by Elron were not included in the computation of diluted loss per share for the years 2003 and 2002 because their effect was anti-dilutive. In 2004, 174,165 stock options were excluded from the dilutive income per share calculation due their anti-dilutive effect (see Note 2r).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 20:- EQUITY IN EARNINGS (LOSSES) OF AFFILIATED COMPANIES

                                                     Year ended December 31,
                                                 ------------------------------
                                                   2004       2003       2002
                                                 --------   --------   --------
          Affiliated companies:
             Elbit(1)                            $     --   $     --   $ (8,658)
             ESL(2)                                 4,706      9,110      9,469
             Given                                 (2,573)    (3,184)    (4,376)
             Others(3)                            (12,625)   (14,624)   (20,624)
                                                 --------   --------   --------
                                                 $(10,492)  $ (8,698)  $(24,189)
                                                 ========   ========   ========

          (1)  Through the merger date, see Note 3a.

          (2)  Through the sale date, see Note 7d(1).

          (3) Including equity in net losses of consolidated entities through the dates of commencement of consolidation.

NOTE 21:- GAIN FROM DISPOSAL OF BUSINESSES AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES, NET

                                                             Year ended December 31,
                                                           ---------------------------
                                                             2004       2003     2002
                                                           --------   -------   ------
          ESL (See Note 7d(1))                             $105,171   $   (35)  $1,603
          Given (See Note 7d(2))                             21,667     4,548    5,251
          KIT (See Note 7d(4))                                5,302        --       --
          Galil Medical's urology business (See Note 3c)         --    21,241       --
          Others                                                256        --       34
                                                           --------   -------   ------
                                                           $132,396   $25,754   $6,888
                                                           ========   =======   ======

NOTE 22:- OTHER INCOME (EXPENSES), NET

                                                                 Year ended December 31,
                                                               --------------------------
                                                                2004      2003      2002
                                                               ------   -------   -------
          Gain (loss) from sale and increase (decrease) in
             market value of: (see a and b below)
                Partner shares (see Note 8(2))                 $   --   $11,071   $    --
                24/7 shares (see Note 3f)                          --     2,019        --
                Zix shares (see Note 5(2))                      5,360     4,815        --
                ArelNet shares                                     --        --       (27)
                Netmanage shares                                   --        --       632
                Kana shares (1)                                    (5)        4       (34)
                Other companies, net                               --        19       101
          Other than temporary decline in investments (see c
             below)                                              (803)   (3,716)   (1,866)
          Equity in losses of partnerships                         (7)     (547)     (303)
          Other income, net                                       239     1,000       754
                                                               ------   -------   -------
                                                               $4,784   $14,665   $  (743)
                                                               ======   =======   =======

          (1)  Realized and unrealized gains and losses on trading securities.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 22:- OTHER INCOME (EXPENSES), NET

     a. Realized gains from sale of available-for-sale securities amounted to approximately $5,400, $18,000 and $700 in the years ended December 31, 2004, 2003 and 2002, respectively. The proceeds from such sales amounted to approximately $8,000, $46,100 and $900 for the years ended December 31, 2004, 2003 and 2002, respectively.

     b. Including an other than temporary decline in value of available-for-sale securities in the amount of approximately $0, $0 and $600 for the years ended December 31, 2004, 2003 and 2002, respectively.

          Regarding an other than temporary decline in value of other investments see Note 8 (3).

NOTE 23:- FINANCING INCOME (EXPENSES), NET

                                                               Year ended December 31,
                                                              ------------------------
                                                               2004     2003     2002
                                                              ------   ------   ------
          Income:
          Interest on cash equivalents, bank deposits and
             debentures                                       $2,592   $1,229   $2,314
          Foreign currency gains                                 897      615    1,257
                                                              ------   ------   ------
                                                               3,489    1,844    3,571
                                                              ------   ------   ------
          Expenses:
          Interest on short-term credit and long-term loans    1,286    1,974    3,208
          Foreign currency losses                              1,560      623      444
                                                              ------   ------   ------
                                                               2,846    2,597    3,652
                                                              ------   ------   ------
                                                              $  643   $ (753)  $  (81)
                                                              ======   ======   ======

NOTE 24:- RESTRUCTURING COSTS

          In response to the economic conditions, and in particular, the slowdown in IT spending, ET group underwent a restructuring program in 2002 in order to focus its operations on core areas of its business, to reduce expenses and improve efficiency ("the 2002 Restructuring Program").

          In 2004, in light of ET group's results of operations, ET group underwent an additional restructuring program, in order to further reduce expenses and adjust expenses to the reduced level of revenues ("the 2004 Restructuring Program"). Both the 2002 and 2004 Restructuring Programs included mainly workforce reductions and the 2002 Restructuring Program also included consolidation of excess facilities. Restructuring charges in 2002 were recorded in accordance with EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)" and SAB No. 100, "Restructuring and Impairment Charges". Restructuring charges in 2004 were recorded in accordance with SFAS 146, "According for Costs Associated with Exit or Disposal Activities" ("SFAS146").

          Employee termination costs in 2004 and 2002 amounted to $225 and $934, respectively, relating to the termination of 9 and 77 employees, respectively. Facilities related expenses in 2002 amounted to $660, which included termination costs of a facility lease contract and write-offs of leasehold improvements.

          In 2003 and 2002 ESW underwent several restructuring programs, the results of which have been classified as discontinued operations. See
          Note 3d.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 24:- RESTRUCTURING COSTS (Cont.)

          Components of the restructuring charge for the years ended December 31, 2004 and 2003, amounts paid during the periods and remaining accrued liability as of December 31, 2004 and 2003, are as follows:

                                                                               Facilities
                                                                               termination
                                                                                charges,
                                                                                 future
                                                  Employee                       rental
                                                termination    Write-off of    losses and
                                               and severance    long-lived     other exit
                                                   costs          assets          costs      Total
                                               -------------   ------------   ------------   -----
          Accrued restructuring liability at
             December 31, 2002                        18             --            524         542
          Restructuring charges                      294             97             46        *437
          Payments and write-offs                   (290)           (97)          (401)       (788)
                                                   -----           ----          -----       -----
          Accrued restructuring liability at       $  22           $ --          $ 169       $ 191
             December 31, 2003
          Restructuring charges                      225             --             --         225
          Payments and write-offs                   (204)            --           (169)       (373)
                                                   -----           ----          -----       -----
          Accrued restructuring liability at
             December 31, 2004                     $  43           $ --          $  --       $  43
                                                   =====           ====          =====       =====

          * An amount of $437 for the year ended December 31, 2003, relates to ESW, for which the results of operation are included in discontinued operations.

NOTE 25:- DISCONTINUED OPERATIONS

          During 2003 and 2002, the Company disposed of certain subsidiaries and businesses, which met the definition of a component under SFAS 144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations. Comparative data for the businesses and subsidiaries sold have been reclassified accordingly.

          The following is the composition of discontinued operations:

                                                               Year ended December 31,
                                                             --------------------------
                                                              2004     2003      2002
                                                             -----   -------   --------
          Loss from operations of discontinued  components
             ESW (see Note 3d) *                             $(454)  $(4,825)  $ (8,567)
             Vflash (see Note 3h) *                             --       453     (1,852)
             Other**                                            --        --     (2,895)
                                                             -----   -------   --------
                                                              (454)   (4,372)   (13,314)
                                                             -----   -------   --------
          Gain on disposal
             ESW (see Note 3d)                                  --     4,137         --
             Vflash (see Note 3h)                               --        --      1,991
                                                             -----   -------   --------
                                                                --     4,137      1,991
                                                             -----   -------   --------
                                                             $(454)  $  (235)  $(11,323)
                                                             =====   =======   ========
          * Pre-tax Income (loss) of Vflash                  $  --   $   453   $ (2,405)
                                                             =====   =======   ========
          * Pre-tax loss of ESW                              $(454)  $(4,829)  $ (8,560)
                                                             =====   =======   ========

          ** Includes the results of operations of Textology which was sold in consideration for loans, the balance of which was written-down in 2003 (see Note 8(3)).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 25:- DISCONTINUED OPERATIONS (Cont.)

          Revenues relating to discontinued operations for the years ended December 31, 2004, 2003 and 2002 were as follows:

                                                         Year ended December 31,
                                                        ------------------------
                                                         2004     2003     2002
                                                        ------   ------   ------
          ESW                                             $--    $4,740   $8,290
          V-flash                                          --        --      103
          Other                                            --        --      457
                                                          ---    ------   ------
                                                          $--    $4,740   $8,850
                                                          ===    ======   ======

          As of December 31, 2004 the consolidated financial statements do not include any material assets or liabilities of the components disposed of.

NOTE 26:- RELATED PARTY TRANSACTIONS

          a.   Balances with related parties:

                                                                        December 31
                                                                      ---------------
                                                                       2004     2003
                                                                      ------   ------
               Trade receivables:
               Affiliated companies                                   $2,271   $1,750
               Other companies                                           663      377
                                                                      ------   ------
                                                                       2,934    2,127
                                                                      ------   ------
               Other receivables:
               Affiliated companies (see note 3c)                         21    1,034
               Other companies                                            --       62
                                                                      ------   ------
                                                                          21    1,096
               Long-term receivables:
               Other companies                                           405      461
                                                                      ------   ------
                                                                         405      461
                                                                      ------   ------
                                                                      $3,360   $3,684
                                                                      ======   ======

          b.   Income and expenses from affiliated and other companies:

                                                           Year ended December 31,
                                                          ------------------------
                                                           2004     2003     2002
                                                          ------   ------   ------
               Income:
               Revenues                                   $8,480   $4,155   $2,487
               Interest and commission for guarantees        142      110       75
               Participation in Directors' remuneration       38       35       13
               Participation in expenses                      89       76      308

               Costs and Expenses:
               Participation in expenses                      40      191      256
               Directors' remuneration                        30       33       39
               Cost of revenue                                --       --       --

          c.   Option to the Chairman of the Board - see Note 18b(3).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 26:- RELATED PARTY TRANSACTIONS (Cont.)

          d. The Company holds certain investments together with DIC as of December 31, 2004, as follows:

                                                                  % holding by
                                                                ----------------
                                                                       Elron and
                                                                 DIC      RDC
                                                                ----   ---------
               Galil                                            22.0      59.1
               Netvision                                        45.7      45.7
               Given                                            12.5      24.7
               Avantry                                           5.7      10.7

NOTE 27:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

                                                                                      Minimum      Unrealized
                                                                                      pension       loss on
                                                                       Foreign     liability in   derivatives
                                                        Unrealized     currency         an           in an
                                                         gains on    translation    affiliated     affiliated
                                                        securities   adjustments      company       company       Total
                                                        ----------   -----------   ------------   -----------   --------
Balance as of January 1, 2003 (net of tax effect of
   $4,758)                                               $  8,459       $(333)         $(597)        $  --      $  7,529
Unrealized gains on available for sale securities
   (net of tax effect of $31,605)                          55,960          --             --            --        55,960
Reclassification adjustment for realized gain
   included in net loss (net of tax effect of $6,933)     (11,113)         --             --            --       (11,113)
Unrealized loss on derivative instruments in an
   affiliated company                                          --          --             --          (108)         (108)
Foreign currency translation adjustment                        --        (304)            --            --          (304)
Minimum pension liability in an affiliated company             --          --           (172)           --          (172)
                                                         --------       -----          -----         -----      --------
Balance as of December 31, 2003 (net of tax effect
   of $29,430)                                           $ 53,306       $(637)         $(769)        $(108)     $ 51,792
                                                         ========       =====          =====         =====      ========
Unrealized gains on available for sale securities
   (net of tax effect of $4,049)                            8,489          --             --            --         8,489
Reclassification adjustment for realized gain
   included in net income (net of tax effect
   of $1,179)                                              (3,582)         --             --            --        (3,582)
Unrealized loss on derivative instruments in an
   affiliated company                                          --          --             --            84            84
Foreign currency translation adjustments                       --         202             --            --           202
Reclassification adjustments for loss on derivative
   instruments, minimum pension liability and
   foreign currency translation adjustments,
   included in net income due to sale of affiliated
   companies                                                   --         (61)           769            24           732
                                                         --------       -----          -----         -----      --------
Balance as of December 31, 2004 (net of tax effect
   of $32,300)                                           $ 58,213       $(496)         $  --         $  --      $ 57,717
                                                         ========       =====          =====         =====      ========

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS

          a. As of December 31, 2004, the Company operates in two business segments: (1) the System and Projects segment through the ET group and (2) "Other Holdings and Corporate Operations" in which the Company is directly engaged and includes corporate headquarters and reflects the investments in companies engaged in various fields of advanced technology.

               The operations of the System and Projects segment include development and supply of software solutions for the management of large and complex communication and internet networks.

               The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the fields of telecom, medical devices, semiconductors, advanced materials and other fields and the corporate operations.

               Prior to September 2, 2003, the Company operated indirectly through ESW in a third business segment - Internet Products - which has been sold and therefore classified as discontinued operations (see Note 3d).

          b.   Segment information is as follows:

                                                                        Other
                                                                      holdings
                                                                         and
                                             Internet   System and    corporate
                                             products    projects    operations   Adjustments     Total
                                             --------   ----------   ----------   -----------   --------
          2004
          Net revenues                         $  --      $ 5,065     $ 11,265      $    --     $ 16,330
          Other income, net                       --           35        4,749           --        4,784
          Equity in losses of affiliated
             companies                            --           --      (10,492)          --      (10,492)
          Gain from disposals of
             businesses and affiliated
             companies and changes in
             holdings in affiliated
             companies, net                       --           --      132,396           --      132,396
          Financial income (expenses), net        --         (824)       1,467           --          643
          Tax benefit (taxes on income)           --          (31)     (15,101)          --      (15,132)
          Net income (loss)                     (454)      (7,946)      92,533           --       84,133
          Depreciation and amortization           --          713        1,155           --        1,868
          Capital expenditures                    --           34          694           --          728
          Total assets as of
             December 31, 2004                    --        4,557      498,715       (2,116)     501,156
          Goodwill as of December 31, 2004        --        3,611        6,657           --       10,268

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS

          b. Segment information is as follows:

                                                                        Other
                                                                      holdings
                                                                         and
                                             Internet   System and    corporate
                                             products    projects    operations   Adjustments     Total
                                             --------   ----------   ----------   -----------   --------
          2003
          Net revenues                        $  --       $ 7,390     $  9,157      $     --    $ 16,547
          Other income, net                      --            27       14,638            --      14,665
          Equity in losses of affiliated
             companies                           --            --       (8,698)           --      (8,698)
          Gain from disposals of
             businesses and affiliated
             companies and changes in
             holdings in affiliated
             companies, net                      --            --       25,754            --      25,754
          Financial income (expenses), net       --        (1,504)         751            --        (753)
          Tax benefit (taxes on income)          --           (37)      (6,797)           --      (6,834)
          Net loss                             (689)       (2,074)      (4,442)           --      (7,205)
          Depreciation and amortization          --           254        1,336            --       1,590
          Capital expenditures                   39            53       14,138            --      14,230
          Total assets as of
             December 31, 2003                   75        15,177      450,222       (14,770)    450,704
          Goodwill as of December 31, 2003       --         5,591        6,428            --      12,019

                                                                        Other
                                                                      holdings
                                                                         and
                                             Internet   System and    corporate
                                             products    projects    operations   Adjustments     Total
                                             --------   ----------   ----------   -----------   --------
          2002
          Net revenues                       $    --      $10,069     $  5,110      $     --    $ 15,179
          Other expenses, net                     --            4         (747)           --        (743)
          Equity in losses of affiliated
             companies                            --           --      (24,189)           --     (24,189)
          Gain from disposal of
             businesses and affiliated
             companies and changes in
             holdings in affiliated
             companies, net                       --           --        6,888            --       6,888
          Financial income (expenses), net        --       (1,562)       1,481            --         (81)
          Tax benefit (taxes on income)           --          (99)       2,961            --       2,862
          Net loss                            (8,567)      (5,912)     (27,100)           --     (41,579)
          Depreciation and amortization           --        1,473        1,421            --       2,894
          Capital expenditures                   247          158       33,698            --      34,103
          Total assets as of
             December 31, 2002                 6,057       17,601      383,268       (12,673)    394,253
          Goodwill as of December 31, 2002     1,085        5,591       14,862            --      21,538

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 28:- BUSINESS SEGMENTS

          c.   Revenues according to location of customers are as follows:

                                                            2004      2003      2002
                                                          -------   -------   -------
               Israel                                     $ 4,338   $ 6,589   $ 9,042
               USA                                          8,688     6,474     2,572
               Europe                                       1,287     2,223     2,315
               Asia                                         2,017     1,261     1,250
                                                          -------   -------   -------
                                                          $16,330   $16,547   $15,179
                                                          =======   =======   =======

          d.   Revenues from major customers were as follows:

                                                                   2004   2003   2002
                                                                   ----   ----   ----
               In the Systems and Project segment:
               Customer A                                           10%    14%    21%
               Customer B                                            8%     4%    16%
               Customer C                                            4%     9%    10%
               In the Other Holdings and Corporate
                  Operations segment:
               Oncura (See Note 26)                                 42%    21%    --

          e.   The majority of the long-lived assets are located in Israel.

NOTE 29:- RECONCILIATION TO ISRAELI GAAP

          The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

          a.   Effect on the statement of operations:

                                                          As                       As per
                                                       reported   Adjustments   Israeli GAAP
                                                       --------   -----------   ------------
               For the year ended December 31, 2004:
               Net income                              $ 84,133     $ 7,896       $ 92,029
               Basic net income per share                  2.89        0.27           3.16
               Diluted net income per share                2.88        0.27           3.15

               For the year ended December 31, 2003:
               Net loss                                $ (7,205)    $18,436       $ 11,231
               Basic net loss per share                   (0.25)       0.63           0.38
               Diluted net loss per share                 (0.25)       0.63           0.38

               For the year ended December 31, 2002:
               Net loss                                 (41,579)      3,211        (38,368)
               Basic net loss per share                   (1.58)       0.12          (1.46)
               Diluted net loss per share                 (1.58)       0.12          (1.46)


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

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)

          b.   Effect on the balance sheet:

                                                             As                       As per
                                                          reported   Adjustments   Israeli GAAP
                                                          --------   -----------   ------------
               As of December 31, 2004:
               Investments in other companies and long
                  term receivables                        $155,929    $(150,142)     $  5,787
               Investment in affiliated companies          117,124      (14,684)      102,440
               Total assets                                501,156     (176,476)      324,680
               Deferred taxes                               41,233      (46,545)       (5,312)
               Accumulated deficit                          51,786       29,458        81,244
               Total equity                                389,080     (113,500)      275,580
               As of December 31, 2003:
               Investments in other companies and long
                  term receivables                        $128,799    $(124,035)     $  4,764
               Investment in affiliated companies          156,819      (40,454)      116,365
               Total assets                                450,704     (176,981)      273,723
               Deferred taxes                               40,684      (44,813)       (4,129)
               Accumulated deficit                         (32,347)      21,562       (10,785)
               Total equity                                296,130     (115,692)      180,438

          c.   Material adjustments:

               The abovementioned adjustments result mainly from the differences between U.S. GAAP and Israeli GAAP detailed below:

               1. According to U.S. GAAP, the merger of Elron and Elbit and the DEP share purchase as described in Note 3 are accounted for by the purchase method in Elron's financial statements. According to accepted practice in Israel, the merger between Elron and Elbit and the DEP share purchase, are considered transactions with controlling shareholders and accordingly, the assets and liabilities should be recorded according to their carrying values in the transferring company at the dates of the relevant transactions.

                    In addition, in 2003 and 2002 Elbit and RDC reversed valuation allowances in respect of deferred tax assets of approximately $9,700 and $6,600, respectively, relating to carryforward losses. According to U.S. GAAP, when at the acquisition date, a full valuation allowance is recorded to offset deferred tax assets in respect of loss carryforwards and subsequent to that date, the valuation allowance is reduced by recording a tax benefit in respect of those loss carryforwards, the entire tax benefit should be recorded as an adjustment to goodwill and other intangible assets. Under Israeli GAAP, only the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by the company was recorded as a tax benefit in net income. The effect on net loss in 2003 and 2002 amounted to a reduction in losses of approximately $3,800 and $2,900, respectively.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)

          c.   Material adjustments (Cont.)

               2. As a result of the purchase of DEP and additional investments in Oren, Elron's aggregate interest in certain companies has increased and enabled Elron to exercise significant influence in these companies. In accordance with U.S. GAAP, Elron's direct holdings in these companies, which had been accounted for by Elron at cost or as available-for-sale securities, were accounted for retroactively under the equity method of accounting ("step-by-step acquisition") which resulted in a restatement of Elron's financial statements for all prior periods. According to Israeli GAAP, the equity method should be applied only from the first time Elron could exercise significant influence in these companies.

                    As a result, under Israeli GAAP, the excess of the investment over the equity acquired ("excess cost") in Oren in the amount of approximately $8,800 was assigned to intangible assets and will be amortized over a period of five years. Under U.S GAAP no such excess cost exists. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase (decrease) in expenses of approximately $1,800, $(400) and $(300), respectively.

               3. As discussed in Note 7d(1), on July 28, 2004 Elron sold its shares in ESL. Due to the difference in the carrying amount of the investment in ESL between Israeli GAAP and U.S. GAAP (resulting mainly from the merger of ESL and EL-OP in 2000, which was accounted for by the purchase method under U.S. GAAP and as a non-monetary exchange of similar assets under Israeli GAAP), the gain resulting from the sale of ESL under U.S. GAAP is different than the aforementioned gain under Israeli GAAP. The gain recorded under Israeli GAAP amounted to $116,000, which net of tax was $102,900.

               4. As described in Note 8(2), in 2003 Elbit sold 6,278,226 shares of Partner. According to accepted practice in Israel, the merger between Elron and Elbit which occurred in May 2002, is considered a transaction with controlling shareholders and accordingly the assets and liabilities of Elbit were recorded according to their carrying values in Elbit at the date of the merger (see 1 above). The carrying value of the Partner shares was approximately $15 and therefore the gain after tax recorded in respect of the above sale of Partner shares based on Israeli GAAP amounted to approximately $18,700, as compared to approximately $7,100 under US GAAP.

               5. As described in Note 7d(2), in 2003 and 2002 RDC sold 753,600 and 500,000 shares of Given, respectively. As described above (see 1 above) the investment in Given was recorded according to its carrying value in DEP at the purchase date. According, the sale of Given shares in 2003 and 2002 resulted in an additional gain of approximately $2,000 and $800, respectively.

               6. According to U.S. GAAP the transfer of Galil's business in exchange for an interest in Oncura was recorded at fair value and as a result Elron recognized a gain on the transaction (net of minority interest and income taxes) in the amount of $4,400 and recorded the investment in Oncura at fair value. According to Israeli GAAP, the aforementioned exchange is accounted for as an exchange of similar productive assets. Accordingly, the investment in Oncura was recorded at the carrying value of the assets transferred and no gain was recognized.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)

          c.   Material adjustments (Cont.)

               7. According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from the date of the public offering. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase in income under Israeli GAAP of approximately $2,300, $1,900 and $3,200, respectively.

               8. Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value are charged (or credited) to other comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost, while current investments in marketable securities are presented at fair value, with changes in fair value charged (or credited) to the income statement. The effect on net income (loss) in 2004, 2003 and 2002 amounted to an increase (decrease) in income of approximately $3,000, $3,700 and $(900), respectively.

               9. Effective January 1, 2002 the Company adopted SFAS 142, according to which goodwill and intangible assets with indefinite lives are no longer amortized periodically but are reviewed annually for impairment (or more frequently if impairment indicators arise). According to Israeli GAAP, all intangibles, including goodwill should be amortized.

                    As mentioned in Note 12(5), in 2004 the Company tested a part of its goodwill for impairment and as a result, recorded an impairment loss in the amount of approximately $2,000. Under Israeli GAAP no impairment loss in respect of goodwill was required to be recorded mainly, since the carrying amount of goodwill had already been amortized.

               10. According to U.S. GAAP the fair value of options granted to employees to acquire shares of affiliated companies held by Elron and RDC is recorded as a liability. According to Israeli GAAP, no liability should be recorded if the exercise of the options would not result in a loss.

               11. As discussed in Note 16d, corporate tax rates were progressively reduced in Israel. The effect of the change in the tax rate under Israeli GAAP amounted to an income taxes charge in 2004 of approximately $400, while under U.S. GAAP the effect of the change amounted to a tax benefit in 2004 of $3,000. The difference resulted mainly from the difference between Israeli and U.S. GAAP described in Note c(8) above.

               12. Under U.S. GAAP, deferred taxes are provided in respect of all temporary differences relating to equity method investments. Under Israeli GAAP, deferred taxes are not provided in respect of temporary differences relating to taxes arising on disposal of equity method investments, if the disposal is not probable to occur in the foreseeable future. The effect of the aforementioned difference on net income according to U.S. GAAP was an additional tax expense in 2004 in the amount of approximately $1,300 (net of minority interest).

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 29:- RECONCILIATION TO ISRAELI GAAP (Cont.)

          c.   Material adjustments (Cont.)

               13. As described in Note 7d(2), under U.S. GAAP the acquisition of the additional interest in RDC was accounted for by the purchase method. Accordingly, Elron recorded the additional interest in RDC at fair value and as a result also recorded its share of the gain in the distribution of Given shares. According to Israeli GAAP, the gain recorded is limited to the effective decrease in the investment in Given in Elron's accounts (subsequent to the distribution and the relating acquisition of the additional interest in RDC) and accordingly only the portion relating to the additional interest acquired in other net assets of RDC (except Given) was recorded at fair value. The effect of the aforementioned difference on net income for 2004 was an increase in net income under U.S. GAAP of approximately $900.

               14. As described in Note 2i, under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company's ability to significantly influence the investee's operational and financial policies. Under Israeli GAAP, if the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting shall be applied. The effect of the aforementioned difference on net income for 2004 was a decrease in net income under Israeli GAAP of approximately $300.

                                   ----------

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                        ANNEX TO THE FINANCIAL STATEMENTS
                          In thousands of U.S. Dollars

Details relating to major investments as of December 31, 2004:

                                                                      Carrying     Market value of the
                                                                    value of the     publicly traded
                                                                     investment     investments as of
                                                                        as of      -------------------
                                                         % of         December     December   February
                                                      ownership          31,          31,        25,
                                                     interest (1)      2004 (2)      2004       2005
                                                     -----------    ------------   --------   --------
Consolidated Companies:
Elron Telesoft Ltd. and Elron Telesoft Export Ltd.       100%            3,746     $     --   $     --
Galil Medical Ltd. (3)                                    39%              545           --         --
3DV Systems Ltd. (3)                                      71%             (254)          --         --
Starling (3)                                              25%              212           --         --
SELA (3)                                                  27%              725           --         --

Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN) (3)                     20%           67,129      195,583    181,881
NetVision Ltd.                                            46%            3,542           --         --
ChipX                                                     27%            3,677           --         --
CellAct Ltd.                                              45%              416           --         --
Oren Semiconductor Inc.                                   41%            1,513           --         --
Oncura (4)                                                10%           11,736           --         --
AMT                                                       40%            4,549                      --
Wavion, Inc.                                              38%            1,321           --         --
Pulsicom Israel Technologies Ltd.                         18%              293           --         --
Notal Vision, Inc.                                        26%              803           --         --

Available for sale:
Partner (Nasdaq: PTNR)                                     9%          136,208      136,208    143,660
EVS (Nasdaq: EVSNF.OB)                                    11%              994        1,562      1,215

Partnership:
Gemini Israel Fund L.P.                                    5%               68           --         --
InnoMed Ventures L.P.                                     14%            2,705           --         --

Cost:
Avantry (formerly:Witcom Ltd.) (3)                         7%              495           --         --
Jordan Valley                                             28%            6,707           --         --
Impliant                                                  28%            7,340           --         --

(1)  On the basis of the outstanding share capital.

(2)  Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.